UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 001-16429

ABB Ltd
(Translation of registrant’s

name into English)

Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F
☒

Form 40-F
⬜

Indicate by check mark if the registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
⬜

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an
attached annual report to security holders.

Indication by check mark if the registrant is submitting

the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
⬜

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or
other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction

in
which the registrant is incorporated, domiciled or

legally organized (the registrant’s

“home country”), or under the rules of the
home country exchange on which the registrant’s

securities are traded, as long as the report or other document is not a press
release, is not required to be and has not been distributed

to the registrant’s security holders,

and, if discussing a material event,
has already been the subject of a Form 6-K submission or

other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing

the information contained in this Form is also thereby

furnishing
the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

Yes
⬜

No
☒

If “Yes”

is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.

Press release issued by ABB Ltd dated July 22,

2021 titled “Q2 2021 results: Strong performance in a recovery quarter”.
2.

Q2 2021 Financial Information.
3.

Announcements regarding transactions in ABB Ltd’s

Securities made by the directors or the members

of the
Executive Committee.

The information provided by Item 2 above is hereby

incorporated by reference into the Registration Statements on

Form F-3 of
ABB Ltd and ABB Finance (USA) Inc. (File Nos. 333-223907

and 333-223907-01) and registration statements on Form S-8
(File Nos. 333-190180, 333-181583, 333-179472, 333-171971

and 333-129271) each of which was previously filed with the
Securities and Exchange Commission.

2

—
“I am very encouraged that we have delivered a clearly improved performance. The strong upturn in Operational EBITA

margin reflects the recovery in demand in combination with
increased internal efficiency and the strength of ABB’s electrification and automation offerings. We will continue to sharpen our focus on profitability through innovation, sustainability and digitalization, while actively managing our portfolio.”
Björn Rosengren , CEO
—
ZURICH, SWITZERLAND, JULY

22, 2021
Q2 2021 results
Strong performance in a recovery quarter

●

Orders $8.0 billion, +32%; comparable
1

+24%

●

Revenues $7.4 billion, +21%; comparable +14%

●

Income from operations $1,094 million; margin 14.7%

●

Operational EBITA
1

$1,113 million; margin
1

15.0%
●

Basic EPS $0.37; +150%
2

●

Cash flow from operating activities and from operating activities continuing operations was $663 million
Ad hoc Announcement pursuant to Art. 53 Listing

Rules of SIX Swiss Exchange

—
Q2 2021
First six months

Press Release

KEY FIGURES
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q2 2021 Q2 2020 US$ Comparable
1
H1 2021 H1 2020 US$ Comparable
1
Orders 7,989 6,054 32% 24% 15,745 13,400 18% 11%
Revenues 7,449 6,154 21% 14% 14,350 12,370 16% 11%
Gross Profit 2,508 1,987 26% 4,776 3,897 23%
as % of revenues
33.7% 32.3% +1.4 pts 33.3% 31.5% +1.8 pts
Income from operations 1,094 571 92% 1,891 944 100%
Operational EBITA
1
1,113 651 71% 59%

3
2,072 1,287 61% 50%

3
as % of operational revenues
1
15.0% 10.6% +4.4 pts 14.4% 10.4% +4 pts
Income from continuing operations, net of tax 789 395 100% 1,340 721 86%
Net income (loss) attributable to ABB 752 319 136% 1,254 695 80%
Basic earnings per share ($)

0.37 0.15 150%
2
0.62 0.33 91%
2
Cash flow from operating activities
4
663 680 -3% 1,206 103 n.a.
Cash flows from operating activities in continuing
operations 663 648 2% 1,186 252 n.a.
1
For a reconciliation of non-GAAP measures, see “supplemental reconciliations and definitions” in the attached Q2 2021 Financial

Information.
2
EPS growth rates are computed using unrounded amounts.

3 Constant currency (not adjusted for portfolio changes).
4
Amount represents total for both continuing and discontinued

operations.

ABB

INTERIM

REPORT
  I
Q2

2021

2
The underlying customer activity in the second quarter
increased slightly on a sequential basis. However, orders
and revenues increased significantly compared with last
year’s low levels, when the adverse business impact of the
COVID-19 pandemic was at its peak. Double-digit order
growth was reported in all business areas driven by a
broad-based improvement across most short-cycle
customer segments and a positive development in several
process-related businesses. Growth was to some extent
supported by customers stock-building.

We improved Operational EBITA by 71% and the
Operational EBITA margin increased to the high level of
15.0%, up 440 basis points, year-on-year. Results were
supported by the recovery in demand in combination with
the impact from earlier implemented cost measures, as well
as ongoing restricted travel spending.

An additional effect
was derived from proactive price measures taken to
mitigate the expected increase in headwinds from higher
commodity prices. I am pleased to see how well the team
has handled certain component shortages, whereby
managing to limit the impact on customer deliveries.
Despite active management of the situation the tight supply
of certain components, such as semiconductors, is
expected to continue in the coming quarter. The strong
earnings converted into cash flow from operating activities
in continuing operations of $663 million, improving slightly from last year. I am pleased with how the team managed to
keep net working capital broadly stable year-on-year in this strong growth environment. Our strong cash generation in
the first half of the year provides a good base to deliver on our guidance of a solid cash flow in 2021.
During the second quarter Robotics & Discrete Automation
broadened its automation offering to the construction
segment. Robotic automation is not yet widely used in this
industry and we see potential to increase efficiency in areas such as fabrication of modular homes, welding and material
handling. Additionally, it was good to receive the prestigious
Innovation and Entrepreneurship in Robotics & Automation
(IERA) award for our PixelPaint robotic non-overspray
technology for the automotive industry.
We made further progress toward our long-term
sustainability target of reducing emissions and achieving
carbon neutrality in our own operations by 2030 by joining
three initiatives led by the international non-profit Climate
Group. They include electrifying our fleet of more than
10,000 vehicles, sourcing 100% renewable electricity, as
well as establishing energy efficiency targets and continuing to deploy energy management systems at our sites.
Furthermore, our targets have received approval by the
Science Based Targets initiative (SBTi)

confirming they are
in line with the Paris Agreement.

ABB also joined the
Business Ambition for 1.5°C Campaign, a global coalition of
UN agencies, business and industry leaders, led by the UN
Global Compact (UNGC).

I am pleased to see that our increased focus on acquired
growth resulted in Robotics & Discrete Automation acquiring
ASTI, after the close of the second quarter. It is a leading global mobile robotics manufacturer and this transaction will expand our offering to make ABB the only company to offer
a holistic automation portfolio for the entire value chain,
helping customers replace today’s linear production lines
with fully flexible networks. Going forward, I expect to see more of these small- to mid-sized bolt-on deals as the
divisions fill up their target pipelines. We have also made
good progress with the announced portfolio changes and I
expect to announce an agreement for a divestment during
the third quarter.

Björn Rosengren
CEO

ABB anticipates growth rates in the third quarter

of 2021 to
reflect the low level of business activity in Q3 2020. Based on the current market situation, comparable revenues are
expected to grow ~10%, with orders growing more than
revenues.
In the third quarter , higher demand and service revenues
should be supportive to the Operational EBITA margin year-
on-year, however some sequential adverse impact is
expected from rising raw material costs, component
shortages as well as increasing travel spend as pandemic-
related restrictions ease.
ABB anticipates comparable revenue growth of just below
10% (update from ~5% or more) for full-year 2021 , with the
process industry related part of the business expected to
recover during the second half of the year.
In 2021 , ABB expects a strong (update from steady) pace of
improvement from 2020 toward the 2023 operational EBITA
margin target of the upper half of the 13%-16% range.

CEO summary

Outlook

ABB

INTERIM

REPORT
  I
Q2

2021

3
Demand increased significantly compared with the prior year
period, when the adverse business effects of the COVID-19
pandemic were at their peak. In total, orders amounted to
$7,989 million, increasing by 32%

(24% comparable), including
a 28% (20% comparable)

step-up in the service business.
Revenues amounted to $7,449 million, increasing by 21% (14%
comparable). On a sequential basis, the customer demand
improved.
Orders grew strongly in the machine builders, consumer
electronics and food & beverage segments as well as in general industries overall. Orders in the automotive segment declined, mainly due to the strategic selective order approach aimed at improving long-term profitability.

In transport and infrastructure, there was a very strong order development across the renewables, data centers and e-
mobility segments. Also, the buildings segment improved with a positive development for both the residential and non-
residential segments. The marine segment recovered, including a slight positive development in the cruise segment with
customers initiating service spend in anticipation of upcoming cruising activities.
The process-related business improved slightly overall
supported by positive developments

in pulp & paper, mining,
water & wastewater and chemicals. Demand in the oil & gas
segment recovered primarily due to a somewhat positive
development in the Americas. Customer activity improved in
power generation,

albeit from a low level.
On a sequential basis, the general business environment
improved slightly in all three regions. Compared with the
corresponding period last year, growth was very strong in all three regions reflecting the recovery from last year’s low levels due to the impact from the pandemic. In the Americas orders
improved by 44% (41% comparable) including growth in the
United States of 39% (39% comparable). Europe improved by
33% (23% comparable) with growth in all of the most significant countries. In Asia, Middle East and Africa (AMEA) where
business had already started to recover in the second quarter of
2020, orders improved more moderately by 25% (15%
comparable), including 26% (15%

comparable) in China.

Orders and revenues

Orders by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q2 2021 Q2 2020 US$ Comparable
Europe 2,954 2,219 33% 23%
The Americas 2,473 1,720 44% 41%
Asia, Middle East
and Africa
2,562 2,056 25% 15%
Intersegment
1
– 59
ABB Group 7,989 6,054 32% 24%

Growth
Q2 Q2
Change year-on-year Orders Revenues
Comparable 24% 14%
FX 8% 7%
Portfolio changes 0% 0%
Total 32% 21%

Revenues by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q2 2021 Q2 2020 US$ Comparable
Europe 2,697 2,217 22% 12%
The Americas 2,284 1,872 22% 19%
Asia, Middle East
and Africa
2,468 2,004 23% 15%
Intersegment
1
– 61
ABB Group 7,449 6,154 21% 14%

1
Intersegment orders/revenues until June 30, 2020, include

sales to the Power Grids business
which is presented as discontinued operations and thus these sales are not eliminated from
total orders/revenues.

ABB

INTERIM

REPORT
  I
Q2

2021

4
Gross profit
Gross margin increased to 33.7%, up 140 basis points year-
on-year, supported by the revenue growth and structural
improvements. Gross margins were higher in three out of
four business areas. Gross profit improved by 26%

and
amounted to $2,508 million.
Income from operations
Income from operations amounted to $1,094 million and
close to doubled from the year-earlier period driven
primarily by stronger Operational EBITA,

lower restructuring
related expenses and a positive impact from fair value
adjustments of equity investments of $96 million. Results
include restructuring activities with restructuring and
restructuring related expenses of

$18 million, primarily related to Process Automation.
Operational EBITA
Operational EBITA of $1,113

million was 71% higher (59%
constant currency) year-on-year. The margin improved by
440 basis points to 15.0%. Three out of four business areas
improved their margin,

with Motion remaining stable at an
already high level. Performance was driven by increased
revenues in combination with improved gross margin, the
impact from earlier implemented cost measures and general
stringent cost control, with additional support from the
impacts of exchange rate movements. Selling, general and
administrative (SG&A) expenses increased by 11%

(4% in
local currency),

driven by higher sales expenses. However,
the ratio in relation to revenues declined to 17.6%, from
19.2% in the year-earlier period. R&D expenses increased
by 18% (9% constant currency). Corporate and Other
Operational EBITA improved by $42 million to -$92 million,
reflecting primarily the elimination of stranded costs and

our
new decentralized operating model.

The underlying ongoing
corporate Operational EBITA was -$85 million,

compared to
-$107 million last year .
Net finance expenses
The net finance expenses
1

amounted to $21 million,
reflecting lower interest costs on debt and lower costs on
uncertain tax positions compared with last year. Net finance expenses for 2021 are still expected at

$130 million.

Income tax
Income tax expense was $322 million with a tax rate of
29.0% compared with 24.8% in the prior year. The higher
rate is primarily due to timing differences between tax
recognition and underlying profit.

Tax rate for 2021 is still
estimated at 26%
5
.

Net income and earnings per share
Net income attributable to ABB was $752 million and
increased by 136% with last year’s second quarter being
the period most severely impacted by the pandemic. Basic
earnings per share was $0.37 and increased by 150%.

5
Excludes impact of acquisitions or divestments or any significant non-operational items

Earnings

ABB

INTERIM

REPORT
  I
Q2

2021

5
Net working capital
Net working capital amounted to $3,251 million, remaining
broadly stable year-on-year. However, it increased from
$2,904 million in the prior quarter, primarily due to receivables from higher business volumes. In total, the reduction of net working capital in Process Automation partially offset the
increase in the other three business areas. Net working
capital as a percentage of revenues
1

was 11.6%.

Capital expenditures
Purchases of property, plant and equipment and intangible
assets amounted to $151 million.

Net debt
Net debt
1

totaled $2,259 million, a significant reduction
compared with last year’s level of $7,615 million and a
sequential increase from $1,233 million. The sequential
increase reflects the impacts of the share buybacks during the quarter as well as the remaining payment of the annual
dividend payment. The net debt to EBITDA ratio
1

declined to
0.7 from 2.5 reported for the same period last year, while it increased sequentially from 0.4.
Cash flows
Cash flow from operating activities in continuing operations was
$663 million, a slight improvement of $15 million compared with the corresponding period last year. Three out of four business areas contributed to the improvement which was driven by
higher earnings and included a sequential build-up of net
working capital reflecting the increase in customer deliveries.
Share buyback program
As approved at the Annual General Meeting, 115,000,000
shares repurchased under the initial share buyback program
were cancelled. The total number of ABB Ltd’s issued shares is
2,053,148,264, compared with 2,168,148,264 before the
cancellation. At the end of the period, ABB holding of treasury shares amounted to 47,370,987 which corresponds to 2.3%

of
the total number of issued shares of which 28,554,689 have
been purchased for cancellation in connection with share
buyback activities on the second trading line.

The previously announced follow-up share buyback program of
up to $4.3 billion was launched in early April. This follow-up program is part of the plan to return

$7.8 billion of cash proceeds from the Power Grids divestment to shareholders. Under the initial program a total of
128,620,589 shares were repurchased for an amount of
approximately $3.5 billion. In Q2 a total of 14,934,100 shares were repurchased on the second trading line.

($ millions,

unless otherwise indicated)
Jun. 30
2021
Jun. 30
2020
Dec. 31
2020
Short term debt and current
maturities of long-term debt
2,117

6,383

1,293

Long-term debt
4,375

6,237

4,828

Total debt
6,492

12,620

6,121

Cash & equivalents
2,860

2,518

3,278

Cash and equivalents in
discontinued operations
–
609

–
Restricted cash - current
71

–
323

Marketable securities and

short-term investments
1,002

1,878

2,108

Restricted cash - non-current
300

–
300

Cash and marketable securities
4,233

5,005

6,009

Net debt*
2,259

7,615

112

Net debt* to EBITDA ratio
0.7

2.5

0.04

Net debt* to Equity ratio
0.16

0.61

0.01

* net debt excludes net pension liabilities $871 million

Balance sheet & Cash flow

ABB

INTERIM

REPORT
  I
Q2

2021

6
Orders and revenues
Demand recovered from the low levels in the year-earlier
period when business activities were the most affected by the effects of the pandemic.

Orders increased to the high level of
$3,693 million, an increase of 35%

(28% comparable).
Revenues amounted to $3,406 million, up by 23%
(17% comparable).

●
  Strong comparable order growth represents a double-digit
growth rate in all divisions.

●
  Demand improved in the buildings segment, with a positive
development for both residential and non-residential
business. Customer activity was also high for the data
centers, food & beverage, rail and e-mobility segments.
Activity in oil & gas was moderate.
●
  Orders increased at double-digit rates in all three regions although at a higher pace of >40% (>30% comparable) in
the Americas and Europe while AMEA increased by 20%
(11% comparable).
●
  Comparable growth was to some extent supported by
customers stock-building to manage the constraints of
component availability as well as solid pricing execution.
While component shortages had no material impact on
customer deliveries in the period, delays are expected in
the coming quarter.

Profit
All of the larger divisions improved both Operational EBITA
and margin, hence the business area result improved by 70%
and margin increased by 480 basis points to 17.4%.

●
  The strong performance reflects the impact from higher
volumes, capacity utilization, improved pricing, cost controls and constrained travel expenses.

●
  While the adverse impact from rising raw material costs
was limited in the period, it is expected to have an
increasingly negative impact in the coming quarters as
commodities bought at higher rates are used in production.
Some increase in travel expenses is also expected, as
pandemic-related travel restrictions ease.

Growth
Q2 Q2
Change year-on-year Orders Revenues
Comparable 28% 17%
FX 7% 6%
Portfolio changes 0% 0%
Total 35% 23%

—
Electrification

CHANGE CHANGE
($ millions, unless otherwise indicated)
Q2 2021 Q2 2020 US$ Comparable H1 2021 H1 2020 US$ Comparable
Orders 3,693 2,737 35% 28% 7,224 5,858 23% 18%
Order backlog 5,029 4,465 13% 9% 5,029 4,465 13% 9%
Revenues 3,406 2,764 23% 17% 6,546 5,537 18% 14%
Operational EBITA 592 348 70% 1,103 666 66%
as % of operational revenues

17.4% 12.6% +4.8 pts 16.8% 12.0% +4.8 pts
Cash flow from operating activities 511 402 27% 830 415 100%
No. of employees (FTE equiv.) 51,700 51,700 0%

ABB

INTERIM

REPORT
  I
Q2

2021

7
Orders and revenues
Both orders and revenues were at high absolute levels, and
growth was additionally supported by low comparables in the
year-earlier period. In total, order intake amounted to $1,947 million, up by 23% (16% comparable). Revenues amounted to
$1,850 million, representing growth of 17% (11% comparable).
●
  Customer activity improved in all segments. Order intake was driven by the short-cycle product business as well as service, with emerging signs of improving demand for projects.

●
  Orders increased in all three regions, with the Americas
outperforming Europe and AMEA.

Profit
Operational EBITA margin of 17.7% remained stable compared
with the high comparable from last year. Operational EBITA
increased by 16%, relative to the same period last year and
reached the high quarterly level of

$325 million.
●
  Operational EBITA margin was supported by the impact of
higher sales volumes, however there was an offsetting effect from the geographical mix from the strong recovery in both
Europe and the Americas.
●
  Although a tightening supply of semiconductors was noted in the industry, there was no material impact on customer
deliveries or results. However, longer lead-times in customer deliveries are anticipated in the coming quarter.

●
  While the adverse impact from rising raw material costs was limited in the period, it is expected to have an increasingly negative impact in the coming quarters as commodities
bought at higher rates are used in production.

Growth
Q2 Q2
Change year-on-year Orders Revenues
Comparable 16% 11%
FX 7% 6%
Portfolio changes 0% 0%
Total 23% 17%

—
Motion

CHANGE CHANGE
($ millions, unless otherwise indicated)
Q2 2021 Q2 2020 US$ Comparable H1 2021 H1 2020 US$ Comparable
Orders 1,947 1,586 23% 16% 3,864 3,487 11% 5%
Order backlog 3,558 3,384 5% 1% 3,558 3,384 5% 1%
Revenues 1,850 1,583 17% 11% 3,517 3,093 14% 8%
Operational EBITA 325 279 16% 614 509 21%
as % of operational revenues

17.7% 17.7% 0 pts 17.4% 16.5% +0.9 pts
Cash flow from operating activities 223 328 -32% 547 480 14%
No. of employees (FTE equiv.) 21,500 20,700 4%

ABB

INTERIM

REPORT
  I
Q2

2021

8
Orders and revenues
Orders improved in all segments and divisions, although from the low level in the year-earlier period when demand was
significantly impacted by the spread of the pandemic. Order
intake amounted to $1,555 million, an increase of 19% (11%
comparable). Revenues turned to growth and amounted to
$1,540 million, up by 11% (4% comparable).

●
  In total, both the products and service business improved
in orders year-on-year.
●
  The process-related business improved overall supported
by positive developments

in pulp & paper, mining, water
& wastewater and chemicals. Demand in the oil & gas
segment recovered   primarily due to a positive
development in the Americas. Customer activity improved
in power generation, albeit from a low level.
●
  The marine segment improved, including a slight positive
development in the cruise segment with customers
initiating service spend in anticipation of upcoming
cruising activities.
●

The increase in revenues reflects

the low comparable
from last year, backlog execution and a broad-based
recovery in demand with all divisions reporting stable to
positive growth.
Profit
All divisions improved their Operational EBITA and

margin
year-on-year. In total, profit increased by 67% and margin
rose by 410 basis points to 12.5%.

●
  The result was supported by positive volume
development, improved mix from higher share of service
revenues, impact from earlier implemented cost
measures and impact from currency movements.

●
  There was no material impact from the rising constraints
of semiconductors supply.

Growth
Q2 Q2
Change year-on-year Orders Revenues
Comparable 11% 4%
FX 8% 7%
Portfolio changes 0% 0%
Total 19% 11%

—
Process Automation

CHANGE CHANGE
($ millions, unless otherwise indicated)
Q2 2021 Q2 2020 US$ Comparable H1 2021 H1 2020 US$ Comparable
Orders 1,555 1,305 19% 11% 3,211 3,062 5% -2%
Order backlog 5,980 5,210 15% 9% 5,980 5,210 15% 9%
Revenues 1,540 1,382 11% 4% 2,947 2,844 4% -3%
Operational EBITA 192 115 67% 347 259 34%
as % of operational revenues

12.5% 8.4% +4.1 pts 11.8% 9.1% +2.7 pts
Cash flow from operating activities 228 120 90% 461 94 390%
No. of employees (FTE equiv.) 21,900 22,900 -5%

ABB

INTERIM

REPORT
  I
Q2

2021

9
Orders and revenues

Both divisions contributed strongly to the total order growth of 52% (41% comparable) from last year’s low level. In total, orders amounted to $968 million. Revenues increased by
32% (22% comparable) to $832 million, to some degree
adversely impacted by extended lead times in customer
deliveries. This was due to component shortages which are
anticipated to persist near-term.

●
  Robotics orders improved significantly in all customer
segments, except in automotive where orders were
adversely impacted by the ongoing strategic selective
order approach, aimed at improving long-term profitability.
Demand from machine builders was very strong with
orders to some extent supported by inventory build-up.
●
  All regions improved strongly, with the Americas and
Europe outgrowing the AMEA region.

After the close of the second quarter, the acquisition of
ASTI Mobile Robotics Group (ASTI) was announced. It is a
leading global autonomous mobile robotics (AMR)
manufacturer with a portfolio across all major applications
enabled by the company’s software suite. The acquisition
adds to Robotics and Machine Automation solutions to
deliver a unique automation portfolio, further expanding into new industry segments.

Profit
Operational EBITA more than doubled year-on-year and the
margin increased by 470 basis points to 11.5% with
substantial improvement in both divisions.
●
  The margin improvement was primarily driven by the
better cost absorption from higher volumes. Mix improved
through higher service revenues and a positive divisional
mix as well as additional support from previously
implemented cost measures.

Growth
Q2 Q2
Change year-on-year Orders Revenues
Comparable 41% 22%
FX 11% 10%
Portfolio changes 0% 0%
Total 52% 32%

—
Robotics & Discrete Automation
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q2 2021 Q2 2020 US$ Comparable H1 2021 H1 2020 US$ Comparable
Orders 968 638 52% 41% 1,809 1,449 25% 16%
Order backlog 1,501 1,478 2% -4% 1,501 1,478 2% -4%
Revenues 832 629 32% 22% 1,685 1,300 30% 20%
Operational EBITA 96 43 123% 201 102 97%
as % of operational revenues

11.5% 6.8% +4.7 pts 11.9% 7.8% +4.1 pts
Cash flow from operating activities 78 68 15% 189 134 41%
No. of employees (FTE equiv.) 10,300 10,300 0%

ABB

INTERIM

REPORT
  I
Q2

2021

10

Quarterly highlights
●
  ABB is launching a gender-neutral global parental leave
program granting 12 weeks of paid leave for primary
caregivers and 4 weeks for secondary caregivers across
the global organization.
●
  As part of its new Sustainability Strategy and its ambition to enable a low-carbon society, ABB joined three
initiatives led by the international non-profit Climate
Group in line with its action plan and focus areas
identified to reduce its own emissions: EV 100: ABB
commits to electrifying its fleet of more than 10,000
vehicles by 2030. RE 100: ABB commits to sourcing 100
percent renewable electricity by 2030. EP 100: ABB
commits to establishing energy efficiency targets and
continue deploying energy management systems at the
company’s sites. Furthermore, the company’s own
reduction targets have now also received approval by
the Science Based Targets initiative (SBTi) confirming
that they are in line with the 1.5°C scenario of the Paris
Agreement. ABB also joined the Business Ambition for
1.5°C Campaign, a global coalition of UN agencies,
business and industry leaders, led by the UN Global
Compact (UNGC).
●
  ABB Azipod® electric propulsion technology celebrated in
April 30 years of excellence at sea. From its creation
three decades ago to its market leading position in global
shipping today, Azipod® propulsion has revolutionized
marine transport with its unparalleled performance,
efficiency, sustainability and reliability.
●

ABB has become

the Official Global Partner of the FIA
Girls on Track – ABB Formula E Project – a grassroots
program to inspire the next generation of women.
Story of the quarter
In the Pride Month of June, ABB highlighted the real strides it has made with respect to LGBTQ+, including governance and
policy, inclusive leadership and culture, and partnerships. It has already signed the Standards of Conduct for Business Tackling
Discrimination against Lesbian, Gay, Bisexual, Trans and
Intersex People, put forth by the Office of the United Nations
High Commissioner for Human Rights. Additionally,
partnerships with Stonewall and Open for Business have been
established. ABB has instituted mandatory training on how to interrupt unconscious bias for all leaders on a worldwide basis.
Also, “Count on us!” campaigns have been initiated to support
LGBTQ+ employees in coming out. In recent months, LGBTQ+
Employee Resource Groups (ERGs) have been launched in
Europe, the United States, Latin America and Poland.
Collectively, LGBTQ+ ERGs across ABB now boast more than
400 members, creating a critical mass of committed people
working to support education, foster empathy and drive
engagement on this important topic.

Q2 outcome
●

14%

reduction of CO
₂

emissions in own operations mainly
due to continuation of renewable energy and energy
efficiency programs
●

13%

year on year decline in LTIFR but a slight increase
sequentially due to easing Covid-19 restrictions
●
  Diversity & Inclusion initiative strengthened through
celebration of Pride Month in June

—
Sustainability
Q2 2021 Q2 2020 CHANGE 12M ROLLING
CO2e own operations emissions,

kt scope 1 and 2
1
90 105 -14% 88
Lost Time Injury Frequency Rate (LTIFR),

frequency / 200,000 working hours
0.147 0.168 -13% 0.153
Share of females in senior management
positions, %
13.9 12.5 +1.4 pts 13.8
1 From energy use, previous quarter

ABB

INTERIM

REPORT
  I
Q2

2021

11
During Q2 2021
●
  On April 9, ABB launched its previously announced
follow-up share buyback program of up to $4.3 billion.
Based on the share price at launch of this follow-up
program this represents

a maximum of approximately 137
million shares. The maximum number of shares that may
be repurchased under this new program on any given
trading day is 1,543,644.

●
  On April 27, ABB announced it has separated the
E-mobility business into its own division
and initiated a carve out into a separate legal
structure. These steps will allow for preparation for
a possible public listing and create a platform for
accelerated growth and value creation in this business.

After Q2 2021
●
  On 20 July, ABB announced the acquisition of ASTI
Mobile Robotics Group to drive next generation of flexible
automation with Autonomous Mobile Robots. ASTI is
global leader in high growth Autonomous Mobile Robot
(AMR) market with broad portfolio of vehicles and
software. Acquisition adds to RA’s solutions to deliver a
unique automation portfolio further expanding into new
industry segments. Since 2015, the company has enjoyed
close to 30%

annual growth and is targeting
approximately $50 million in revenue in 2021.

In the first six months of 2021, demand for ABB’s products
increased strongly from the low level in the previous year
period when the adverse business impact of the COVID-19
pandemic was at its peak. Orders amounted to $15,745
million and improved by 18% (11% comparable) and
revenues amounted to $14,350 million up by 16% (11%
comparable), implying a book-to-bill of 1.10. The recovery
was mostly driven by the short-cycle business as from the
first quarter, while the process-related business
predominantly picked up during the second quarter. In the
period demand increased in both the product and the
service business. Additionally, exchange rates had a
positive impact on order intake and revenues.

Income from operations amounted to $1,891 million and
doubled from the year-earlier period driven primarily by
stronger Operational EBITA. Results include restructuring
activities progressing according to plan with restructuring
and restructuring-related expenses of $53

million.
Operational EBITA improved by 61% year on year to $2,072
million and the Operational EBITA margin increased by 400
basis points to 14.4%. Performance was driven by
increased revenues in combination with improved gross
margin, the impact from earlier implemented cost measures
and general stringent cost control, with additional support
from the impacts of exchange rate movements. While
revenues increased by 16%, the expenses related to
selling, general and administrative (SG&A) increased by a
more limited 6%, driven by higher sales expenses. The ratio
in relation to revenues declined to 18.0%, from 19.7% in the year-earlier period. R&D expenses increased by 15%.
Corporate and Other Operational EBITA improved by $56
million to -$193 million. The net finance expenses amounted
to -$65 million.

Income tax expense was $574 million with a tax rate of
30.0%.

Net income attributable to ABB was $1,254 million and
increased by 80% with last year’s period being the period
most severely impacted by the pandemic. Basic earnings
per share was $0.62 and increased by 91%.

Significant events

First six months 2021

ABB

INTERIM

REPORT
  I
Q2

2021

12

($ in millions, unless otherwise stated) FY 2021 Q3 2021
Net finance expenses
~(130)

1
~(30)
unchanged
Non-operational pension
(cost) / credit
~180 ~40
unchanged
Effective tax rate
4
~26% <26%
unchanged
Capital Expenditures
~(750) ~(200)
unchanged

($ in millions, unless otherwise stated) FY 2021 Q3 2021
Corporate and Other Operational costs
~(400)

1
~(100)
from ~(425)
Non-operating items
Restructuring and restructuring related
~(150) ~(40)
from ~(200)
GEIS integration costs
~(20) ~(5)
unchanged
Separation costs
2
~(130) ~(50)
new
PPA-related amortization
~(255) ~(65)
unchanged
Certain other income and expenses
related to PG divestment
3
~(40) ~(15)
unchanged

Additional 2021 guidance

Additional figures
ABB Group Q1 2020 Q2 2020 Q3 2020 Q4 2020 FY 2020 Q1 2021 Q2 2021
EBITDA, $ in million 600 799 302 807 2,508 1,024 1,324
Return on Capital Employed, % n.a. n.a. n.a. n.a. 10.3% n.a. n.a.
Net debt/Equity 0.52 0.61 (0.05) 0.01 0.01 0.09 0.16
Net debt/ EBITDA 12M rolling 2.3 2.5 (0.4) 0.04 0.04 0.4 0.7
Net working capital, % of 12M rolling revenues 12.3% 12.6% 12.5% 10.5% 10.5% 10.8% 11.6%
Earnings per share, basic, $ 0.18 0.15 2.14 (0.04) 2.44 0.25 0.37
Earnings per share, diluted, $ 0.18 0.15 2.14 (0.04) 2.43 0.25 0.37
Dividend per share, CHF n.a. n.a. n.a. n.a. 0.80 n.a. n.a.
Share price at the end of period, CHF 17.01 21.33 23.45 24.71 24.71 28.56 31.39
Share price at the end of period, $ 17.26 22.56 25.45 27.96 27.96 30.47 33.99
Number of employees (FTE equivalents) 143,320 142,310 106,420 105,520 105,520 105,330 106,370
No. of shares outstanding at end of period (in millions) 2,134 2,135 2,092 2,031 2,031 2,024 2,006

1
Excluding two main operational exposures that are ongoing

in the non-core business and for which exit timing is dependent on circumstances beyond ABB’s control such as legal proceedings.
2
Costs relating to the announced exits and the potential E-mobility listing.
3 Excluding share of net income from JV.
4
Excludes impact of acquisitions or divestments or any significant non-operational items.

Note: comparable growth calculation includes acquisitions and divestments with revenues of greater than $50 million.
1
Represents the estimated annual revenues for the period

prior to the announcement of the respective acquisition/divestment.

Divestments
Company/unit Closing date Revenues, $ million
1
No. of employees
2020
Power Grids
Power Grids 1-Jul 9,200 36,000

Acquisitions
Company/unit Closing date Revenues, $ million
1
No. of employees
2020
Robotics & Discrete Automation
Codian Robotics B.V. 1-Oct 9 16
2021
Electrification
Enervalis (majority stake) 26-Apr 1 22

Acquisitions and divestments, last twelve months

ABB

INTERIM

REPORT
  I
Q2

2021

13

For additional information please contact:
Media Relations
Phone: +41 43 317 71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317 71 11
Email: investor.relations@ch.abb.com

ABB Ltd
Affolternstrasse 44
8050 Zurich
Switzerland

Financial calendar
2021
September 28-29 ABB Motion CMD in Helsinki
October 21 Q3 results
December 7 ABB Group CMD in Zurich
2022

February 3 Q4

results

This press release includes forward-looking information and
statements as well as other statements concerning the
outlook for our business, including those in the sections of this release titled “Outlook”, “CEO Summary”, “Share
buyback program” and “Sustainability”. These statements
are based on current expectations, estimates and
projections about the factors that may affect our future
performance, including global economic conditions, the
economic conditions of the regions and industries that are
major markets for ABB. These expectations, estimates and
projections are generally identifiable by statements
containing words such as “intends” “anticipates”, “expects,”
“believes,” “estimates,” “plans”, “targets” or similar
expressions. However, there are many risks and
uncertainties, many of which are beyond our control, that
could cause our actual results to differ materially from the forward-looking information and statements made in this
press release and which could affect our ability to achieve
any or all of our stated targets. The important factors that could cause such differences
include, among others, business risks associated with the
volatile global economic environment and political
conditions, costs associated with compliance activities,
market acceptance of new products and services, changes
in governmental regulations and currency exchange rates
and such other factors as may be discussed from time to
time in ABB Ltd’s filings with the U.S. Securities and
Exchange Commission, including its Annual Reports on
Form 20-F. Although ABB Ltd believes that its expectations
reflected in any such forward-looking statement are based
upon reasonable assumptions, it can give no assurance that
those expectations will be achieved.

The Q2

2021 results press release and presentation slides
are available on the ABB News Center at
www.abb.com/news and on the Investor Relations
homepage at www.abb.com/investorrelations.

A conference call and webcast for analysts and investors is
scheduled to begin today at 10:00 a.m. CEST.

To pre-register for the conference call or to join the
webcast, please refer to the ABB website:
www.abb.com/investorrelations.

The recorded session will be available after the event on
ABB’s website.

Q2 results presentation on July 22,

2021

Important notice about forward-looking information
ABB

(ABBN: SIX Swiss Ex) is a leading global technology company that energizes the transformation of society and industry to achieve a more productive, sustainable future. By connecting software to its electrification, robotics, automation and motion portfolio, ABB pushes the boundaries of technology to drive performance to new levels. With a history of excellence stretching back more than 130 years, ABB’s success is driven by about 105,000 talented employees in over 100 countries.

1 Q2

2021

FINANCIAL

INFORMATION

July 22, 2021
Q2 2021

Financial information

2 Q2

2021

FINANCIAL

INFORMATION

—
Financial

Information
Contents

03
─ 07

Key Figures

08 ─
35 Consolidated

Financial

Information

(unaudited)

36 ─
48 Supplemental

Reconciliations

and Definitions

3 Q2

2021

FINANCIAL

INFORMATION

—
Key Figures
CHANGE
($ in millions, unless otherwise indicated)
Q2 2021 Q2 2020 US$ Comparable
(1)
Orders 7,989 6,054 32% 24%
Order backlog (end June) 15,424 13,917 11% 6%
Revenues 7,449 6,154 21% 14%
Gross Profit 2,508 1,987 26%
as % of revenues 33.7% 32.3% +1.4 pts
Income from operations 1,094 571 92%
Operational EBITA
(1)
1,113 651 71% 59%
(2)
as % of operational revenues
(1)
15.0% 10.6% +4.4 pts
Income from continuing operations, net of tax 789 395 100%
Net income attributable to ABB 752 319 136%
Basic earnings per share ($) 0.37 0.15 150%
(3)
Cash flow from operating activities
(4)
663 680 -3%
Cash flows from operating activities in continuing operations 663 648 2%

CHANGE
($ in millions, unless otherwise indicated)
H1 2021 H1 2020 US$ Comparable
(1)
Orders 15,745 13,400 18% 11%
Revenues 14,350 12,370 16% 11%
Gross Profit 4,776 3,897 23%
as % of revenues 33.3% 31.5% +1.8 pts
Income from operations 1,891 944 100%
Operational EBITA
(1)
2,072 1,287 61% 50%
(2)
as % of operational revenues
(1)
14.4% 10.4% +4 pts
Income from continuing operations, net of tax 1,340 721 86%
Net income attributable to ABB 1,254 695 80%
Basic earnings per share ($) 0.62 0.33 91%
(3)
Cash flow from operating activities
(4)
1,206 103 n.a.
Cash flow from operating activities in continuing operations 1,186 252 n.a.

(1) For

a reconciliation of non-GAAP measures see
“Supplemental Reconciliations and Definitions”

on page 36.
(2) Constant

currency (not adjusted for portfolio changes).
(3) EPS

growth rates are computed using unrounded amounts.
(4) Cash

flow from operating activities includes both continuing and discontinued operations.

4 Q2

2021

FINANCIAL

INFORMATION
CHANGE
($ in millions, unless otherwise indicated)
Q2 2021 Q2 2020 US$ Local Comparable
Orders

ABB Group 7,989 6,054 32% 24% 24%
Electrification 3,693 2,737 35% 28% 28%
Motion 1,947 1,586 23% 16% 16%
Process Automation 1,555 1,305 19% 11% 11%
Robotics & Discrete Automation 968 638 52% 41% 41%
Corporate and Other

(incl. intersegment eliminations) (174) (212)
Order backlog (end June) ABB Group 15,424 13,917 11% 6% 6%
Electrification 5,029 4,465 13% 8% 9%
Motion 3,558 3,384 5% 1% 1%
Process Automation 5,980 5,210 15% 9% 9%
Robotics & Discrete Automation 1,501 1,478 2% -4% -4%
Corporate and Other

(incl. intersegment eliminations) (644) (620)
Revenues

ABB Group 7,449 6,154 21% 14% 14%
Electrification 3,406 2,764 23% 16% 17%
Motion 1,850 1,583 17% 11% 11%
Process Automation 1,540 1,382 11% 4% 4%
Robotics & Discrete Automation 832 629 32% 22% 22%
Corporate and Other

(incl. intersegment eliminations) (179) (204)
Income from operations ABB Group 1,094 571
Electrification 549 305
Motion 303 284
Process Automation 190 117
Robotics & Discrete Automation 74 18
Corporate and Other
(incl. intersegment eliminations) (22) (153)
Income from operations % ABB Group 14.7% 9.3%
Electrification 16.1% 11.0%
Motion 16.4% 17.9%
Process Automation 12.3% 8.5%
Robotics & Discrete Automation 8.9% 2.9%
Operational EBITA ABB Group 1,113 651 71% 59%
Electrification 592 348 70% 55%
Motion 325 279 16% 9%
Process Automation 192 115 67% 52%
Robotics & Discrete Automation 96 43 123% 107%
Corporate and Other
(1)
(incl. intersegment eliminations) (92) (134)
Operational EBITA %

ABB Group 15.0% 10.6%
Electrification 17.4% 12.6%
Motion 17.7% 17.7%
Process Automation 12.5% 8.4%
Robotics & Discrete Automation 11.5% 6.8%
Cash flow from operating activities
(2)
ABB Group 663 680
Electrification 511 402
Motion 223 328
Process Automation 228 120
Robotics & Discrete Automation 78 68
Corporate and Other

(incl. intersegment eliminations) (377) (270)
Discontinued operations – 32
(1) Corporate and Other includes Stranded corporate costs of $19 million for the three months ended June 30, 2020.
(2) Commencing Q3 2020, taxes and interest previously allocated to each individual operating segment are now fully allocated to Corporate and Other, and commencing Q1 2021, depreciation relating to certain real estate assets, previously reported in Corporate and Other, has been reallocated to the individual operating segments utilizing these assets. Comparatives have been restated to reflect both changes.

5 Q2

2021

FINANCIAL

INFORMATION
CHANGE
($ in millions, unless otherwise indicated)
H1 2021 H1 2020 US$ Local Comparable
Orders

ABB Group 15,745 13,400 18% 11% 11%
Electrification 7,224 5,858 23% 17% 18%
Motion 3,864 3,487 11% 5% 5%
Process Automation 3,211 3,062 5% -2% -2%
Robotics & Discrete Automation 1,809 1,449 25% 16% 16%
Corporate and Other
(incl. intersegment eliminations) (363) (456)
Order backlog (end June) ABB Group 15,424 13,917 11% 6% 6%
Electrification 5,029 4,465 13% 8% 9%
Motion 3,558 3,384 5% 1% 1%
Process Automation 5,980 5,210 15% 9% 9%
Robotics & Discrete Automation 1,501 1,478 2% -4% -4%
Corporate and Other
(incl. intersegment eliminations) (644) (620)
Revenues

ABB Group 14,350 12,370 16% 10% 11%
Electrification 6,546 5,537 18% 13% 14%
Motion 3,517 3,093 14% 8% 8%
Process Automation 2,947 2,844 4% -3% -3%
Robotics & Discrete Automation 1,685 1,300 30% 20% 20%
Corporate and Other
(incl. intersegment eliminations) (345) (404)
Income from operations ABB Group 1,891 944
Electrification 989 504
Motion 568 475
Process Automation 337 241
Robotics & Discrete Automation 156 50
Corporate and Other
(incl. intersegment eliminations) (159) (326)
Income from operations % ABB Group 13.2% 7.6%
Electrification 15.1% 9.1%
Motion 16.2% 15.4%
Process Automation 11.4% 8.5%
Robotics & Discrete Automation 9.3% 3.8%
Operational EBITA ABB Group 2,072 1,287 61% 50%
Electrification 1,103 666 66% 52%
Motion 614 509 21% 13%
Process Automation 347 259 34% 23%
Robotics & Discrete Automation 201 102 97% 79%
Corporate and Other
(1)
(incl. intersegment eliminations) (193) (249)
Operational EBITA %

ABB Group 14.4% 10.4%
Electrification 16.8% 12.0%
Motion 17.4% 16.5%
Process Automation 11.8% 9.1%
Robotics & Discrete Automation 11.9% 7.8%
Cash flow from operating activities
(2)
ABB Group 1,206 103
Electrification 830 415
Motion 547 480
Process Automation 461 94
Robotics & Discrete Automation 189 134
Corporate and Other
(incl. intersegment eliminations) (841) (871)
Discontinued operations 20 (149)
(1) Corporate and Other includes Stranded corporate costs of $40 million for the six months ended June 30, 2020.
(2) Commencing Q3 2020, taxes and interest previously allocated to each individual operating segment are now fully allocated to Corporate and Other, and commencing Q1 2021, depreciation relating to certain real estate assets, previously reported in Corporate and Other, has been reallocated to the individual operating segments utilizing these assets. Comparatives have been restated to reflect both changes.

6 Q2

2021

FINANCIAL

INFORMATION
Operational EBITA
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions, unless otherwise indicated) Q2 21 Q2 20 Q2 21 Q2 20 Q2 21 Q2 20 Q2 21 Q2 20 Q2 21 Q2 20
Revenues 7,449 6,154 3,406 2,764 1,850 1,583 1,540 1,382 832 629
Foreign exchange/commodity timing
differences in total revenues (13) (16) 2 – (11) (4) (4) (18) 2 4
Operational revenues 7,436 6,138 3,408 2,764 1,839 1,579 1,536 1,364 834 633
Income from operations 1,094 571 549 305 303 284 190 117 74 18
Acquisition-related amortization 64 65 29 29 13 13 1 1 21 19
Restructuring, related and

implementation costs 18 67 4 29 4 9 10 13 – 4
Changes in obligations related to

divested businesses 4 1 – – – – – – – –
Changes in pre-acquisition estimates 2 – 2 – – – – – – –
Gains and losses from sale of businesses (12) 4 1 4 (1) – (13) – – –
Acquisition-

and divestment-related

expenses and integration costs 20 16 12 16 4 – 3 – – –
Other income/expense relating to the

Power Grids joint venture 2 – – – – – – – – –
Certain other non-operational items (86) – (9) (7) 1 4 2 1 – 1
Foreign exchange/commodity timing
differences in income from operations 7 (73) 4 (28) 1 (31) (1) (17) 1 1
Operational EBITA 1,113 651 592 348 325 279 192 115 96 43
Operational EBITA margin (%) 15.0% 10.6% 17.4% 12.6% 17.7% 17.7% 12.5% 8.4% 11.5% 6.8%

Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions, unless otherwise indicated) H1 21 H1 20 H1 21 H1 20 H1 21 H1 20 H1 21 H1 20 H1 21 H1 20
Revenues 14,350 12,370 6,546 5,537 3,517 3,093 2,947 2,844 1,685 1,300
Foreign exchange/commodity timing
differences in total revenues 20 9 12 10 8 (7) 1 (1) (1) 2
Operational revenues 14,370 12,379 6,558 5,547 3,525 3,086 2,948 2,843 1,684 1,302
Income from operations 1,891 944 989 504 568 475 337 241 156 50
Acquisition-related amortization 129 130 58 57 26 26 2 2 41 38
Restructuring, related and
implementation costs 53 107 21 44 5 11 13 16 5 11
Changes in obligations related to

divested businesses 6 1 – – – – – – – –
Changes in pre-acquisition estimates 8 – 8 – – – – – – –
Gains and losses from sale of businesses (9) 5 4 5 (1) – (13) – – –
Fair value adjustment on assets and

liabilities held for sale – 19 – 19 – – – – – –
Acquisition-

and divestment-related

expenses and integration costs 30 27 18 27 7 – 4 – – –
Other income/expense relating to the

Power Grids joint venture 19 – – – – – – – – –
Certain other non-operational items (74) 47 (15) (7) 1 9 2 1 – 2
Foreign exchange/commodity timing
differences in income from operations 19 7 20 17 8 (12) 2 (1) (1) 1
Operational EBITA 2,072 1,287 1,103 666 614 509 347 259 201 102
Operational EBITA margin (%) 14.4% 10.4% 16.8% 12.0% 17.4% 16.5% 11.8% 9.1% 11.9% 7.8%

7 Q2

2021

FINANCIAL

INFORMATION
Depreciation and Amortization

Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions) Q2 21 Q2 20 Q2 21 Q2 20 Q2 21 Q2 20 Q2 21 Q2 20 Q2 21 Q2 20
Depreciation
(1)
148 147 68 71 32 32 19 17 15 12
Amortization 82 81 39 34 15 13 3 3 21 19
including total acquisition-related amortization of: 64 65 29 29 13 13 1 1 21 19

Process
Robotics & Discrete

ABB Electrification Motion Automation Automation
($ in millions) H1 21 H1 20 H1 21 H1 20 H1 21 H1 20 H1 21 H1 20 H1 21 H1 20
Depreciation
(1)
292 292 132 139 64 63 38 34 28 24
Amortization 165 163 76 68 29 27 6 5 42 39
including total acquisition-related amortization of: 129 130 58 57 26 26 2 2 41 38

(1) Commencing

Q1 2021, depreciation related to certain real estate assets, previously reported in Corporate and Other, has been reallocated to the individual operating segments utilizing these assets. Comparatives have been restated.

Orders received and revenues by region
($ in millions, unless otherwise indicated)
Orders received CHANGE Revenues CHANGE
Com- Com-
Q2 21 Q2 20 US$ Local parable Q2 21 Q2 20 US$ Local parable
Europe 2,954 2,219 33% 23% 23% 2,697 2,217 22% 12% 12%
The Americas 2,473 1,720 44% 41% 41% 2,284 1,872 22% 19% 19%
of which United States 1,846 1,327 39% 39% 39% 1,676 1,469 14% 14% 14%
Asia, Middle East and Africa 2,562 2,056 25% 16% 15% 2,468 2,004 23% 14% 15%
of which China 1,322 1,049 26% 15% 15% 1,313 1,012 30% 18% 19%
Intersegment orders/revenues
(1)
– 59 – 61
ABB Group 7,989 6,054 32% 24% 24% 7,449 6,154 21% 14% 14%

($ in millions, unless otherwise indicated)
Orders received CHANGE Revenues CHANGE
Com- Com-
H1 21 H1 20 US$ Local parable H1 21 H1 20 US$ Local parable
Europe 6,056 4,994 21% 13% 13% 5,248 4,588 14% 6% 6%
The Americas 4,720 3,998 18% 17% 17% 4,327 3,964 9% 7% 8%
of which United States 3,525 3,037 16% 16% 16% 3,208 3,079 4% 4% 5%
Asia, Middle East and Africa 4,969 4,286 16% 8% 8% 4,775 3,710 29% 21% 22%
of which China 2,521 1,947 29% 19% 19% 2,489 1,678 48% 36% 38%
Intersegment orders/revenues
(1)
– 122 – 108
ABB Group 15,745 13,400 18% 11% 11% 14,350 12,370 16% 10% 11%

(1) Intersegment

orders/revenues during the six months ended June 30, 2020, include sales to the Power Grids business which is presented as discontinued operations and thus these sales are not eliminated from Total orders/revenues.

8 Q2

2021

FINANCIAL

INFORMATION

—
Consolidated Financial Information

ABB Ltd Consolidated Income Statements (unaudited)
Six months ended Three months ended
($ in millions, except per share data in $)
Jun. 30, 2021 Jun. 30, 2020 Jun. 30, 2021 Jun. 30, 2020
Sales of products 11,874 10,028 6,167 5,035
Sales of services and other 2,476 2,342 1,282 1,119
Total revenues 14,350 12,370 7,449 6,154
Cost of sales of products (8,108) (7,039) (4,184) (3,464)
Cost of services and other (1,466) (1,434) (757) (703)
Total cost of sales (9,574) (8,473) (4,941) (4,167)
Gross profit 4,776 3,897 2,508 1,987
Selling, general and administrative expenses (2,577) (2,432) (1,314) (1,180)
Non-order related research and development expenses (601) (521) (308) (262)
Other income (expense), net 293 – 208 26
Income from operations 1,891 944 1,094 571
Interest and dividend income 26 27 15 9
Interest and other finance expense (91) (112) (36) (90)
Non-operational pension (cost) credit 88 71 38 35
Income from continuing operations before taxes 1,914 930 1,111 525
Income tax expense (574) (209) (322) (130)
Income from continuing operations, net of tax 1,340 721 789 395
Income (loss) from discontinued operations, net of tax (36) 5 (8) (49)
Net income 1,304 726 781 346
Net income attributable to noncontrolling interests (50) (31) (29) (27)
Net income attributable to ABB 1,254 695 752 319
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 1,290 703 760 378
Income (loss) from discontinued operations, net of tax (36) (8) (8) (59)
Net income 1,254 695 752 319
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.64 0.33 0.38 0.18
Income (loss) from discontinued operations, net of tax (0.02) 0.00 0.00 (0.03)
Net income 0.62 0.33 0.37 0.15
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.63 0.33 0.37 0.18
Income (loss) from discontinued operations, net of tax (0.02) 0.00 0.00 (0.03)
Net income 0.62 0.33 0.37 0.15
Weighted-average number of shares outstanding (in

millions) used to compute:
Basic earnings per share attributable to ABB shareholders 2,015 2,134 2,016 2,134
Diluted earnings per share attributable to ABB shareholders 2,033 2,137 2,031 2,137
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

9 Q2

2021

FINANCIAL

INFORMATION
—
ABB Ltd Condensed Consolidated Statements of Comprehensive
Income (unaudited)
Six months ended Three months ended
($ in millions)
Jun. 30, 2021 Jun. 30, 2020 Jun. 30, 2021 Jun. 30, 2020
Total comprehensive income, net

of tax
1,206 484 881 611
Total comprehensive

income attributable to noncontrolling interests, net of tax
(55) (27) (31) (31)
Total comprehensive income attributable

to ABB shareholders, net of tax
1,151 457 850 580
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

10 Q2

2021

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Balance Sheets (unaudited)
($ in millions)
Jun. 30, 2021 Dec. 31, 2020
Cash and equivalents 2,860 3,278
Restricted cash 71 323
Marketable securities and short-term investments 1,002 2,108
Receivables, net 7,158 6,820
Contract assets 1,087 985
Inventories, net 4,700 4,469
Prepaid expenses 229 201
Other current assets 579 760
Current assets held for sale and in discontinued operations 192 282
Total current assets 17,878 19,226
Restricted cash, non-current 300 300
Property, plant and equipment, net 4,079 4,174
Operating lease right-of-use assets 983 969
Investments in equity-accounted companies 1,719 1,784
Prepaid pension and other employee benefits 400 360
Intangible assets, net 1,877 2,078
Goodwill 10,798 10,850
Deferred taxes 828 843
Other non-current assets 559 504
Total assets 39,421 41,088
Accounts payable, trade 4,708 4,571
Contract liabilities 1,846 1,903
Short-term debt and current maturities of long-term debt 2,117 1,293
Current operating leases 233 270
Provisions for warranties 1,012 1,035
Other provisions 1,454 1,519
Other current liabilities 4,029 4,181
Current liabilities held for sale and in discontinued operations 548 644
Total current liabilities 15,947 15,416
Long-term debt 4,375 4,828
Non-current operating leases 779 731
Pension and other employee benefits 1,144 1,231
Deferred taxes 748 661
Other non-current liabilities 1,972 2,025
Non-current liabilities held for sale and in discontinued operations 190 197
Total liabilities 25,155 25,089
Commitments and contingencies
Stockholders’ equity:
Common stock, CHF 0.12 par value
(2,053 million and 2,168 million shares issued at June 30,

2021, and December 31, 2020, respectively)
178 188
Additional paid-in capital 10 83
Retained earnings 19,185 22,946
Accumulated other comprehensive loss (4,104) (4,002)
Treasury stock, at cost
(47 million and 137 million shares at June 30, 2021, and December

31, 2020, respectively)
(1,337) (3,530)
Total ABB stockholders’ equity 13,932 15,685
Noncontrolling interests 334 314
Total stockholders’ equity 14,266 15,999
Total liabilities and stockholders’

equity
39,421 41,088
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

11 Q2

2021

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Statements of Cash Flows (unaudited)
Six months ended Three months ended
($ in millions)
Jun. 30, 2021 Jun. 30, 2020 Jun. 30, 2021 Jun. 30, 2020
Operating activities:
Net income 1,304 726 781 346
Loss (income) from discontinued operations, net of tax 36 (5) 8 49
Adjustments to reconcile net income (loss) to

net cash provided by operating activities:
Depreciation and amortization 457 455 230 228
Changes in fair values of investments (113) (61) (103) (66)
Pension and other employee benefits (94) (82) (44) (33)
Deferred taxes 109 (1) 50 (45)
Net loss (gain) from derivatives and foreign exchange 44 25 24 (48)
Net loss (gain) from sale of property,

plant and equipment
(15) (4) (4) 4
Fair value adjustment on assets and liabilities held for sale – 19 – –
Other 86 64 31 49
Changes in operating assets and liabilities:
Trade receivables, net (414) 66 (412) 127
Contract assets and liabilities (147) (87) (57) (46)
Inventories, net (293) (199) (125) 102
Accounts payable, trade 309 (200) 267 (133)
Accrued liabilities 53 (8) 129 51
Provisions, net (60) (60) (61) (7)
Income taxes payable and receivable (56) (157) (6) 61
Other assets and liabilities, net (20) (239) (45) 9
Net cash provided by operating activities – continuing operations 1,186 252 663 648
Net cash provided by (used in) operating activities – discontinued

operations
20 (149) – 32
Net cash provided by operating activities 1,206 103 663 680
Investing activities:
Purchases of investments (347) (1,614) (38) (1,372)
Purchases of property, plant and equipment

and intangible assets
(293) (303) (151) (140)
Acquisition of businesses (net of cash acquired)
and increases in cost- and equity-accounted companies (28) (80) (24) (7)
Proceeds from sales of investments 1,321 455 930 62
Proceeds from maturity of investments 80 – – –
Proceeds from sales of property, plant

and equipment
23 27 3 4
Proceeds from sales of businesses (net of transaction costs
and cash disposed) and cost- and equity-accounted companies 47 (142) 49 (2)
Net cash from settlement of foreign currency derivatives (72) (76) (11) 53
Other investing activities (14) (14) (6) 1
Net cash provided by (used in) investing activities –

continuing operations
717 (1,747) 752 (1,401)
Net cash used in investing activities – discontinued operations (70) (110) (26) (73)
Net cash provided by (used in) investing activities 647 (1,857) 726 (1,474)
Financing activities:
Net changes in debt with original maturities of 90 days or less 274 3,582 187 (146)
Increase in debt 1,004 315 13 251
Repayment of debt (750) (568) (703) (388)
Delivery of shares 766 – 6 –
Purchase of treasury stock (1,971) – (585) –
Dividends paid (1,726) (1,736) (882) (1,736)
Dividends paid to noncontrolling shareholders (92) (71) (91) (69)
Other financing activities 6 (104) 42 –
Net cash provided by (used in) financing activities –

continuing operations
(2,489) 1,418 (2,013) (2,088)
Net cash provided by financing activities – discontinued

operations
– 17 – 25
Net cash provided by (used in) financing activities (2,489) 1,435 (2,013) (2,063)
Effects of exchange rate changes on cash and equivalents

and restricted cash
(34) (98) 17 13
Adjustment for the net change in cash and equivalents and restricted cash
in discontinued operations – (609) – (609)
Net change in cash and equivalents and restricted cash (670) (1,026) (607) (3,453)
Cash and equivalents and restricted cash, beginning of period 3,901 3,544 3,838 5,971
Cash and equivalents and restricted cash, end of period 3,231 2,518 3,231 2,518
Supplementary disclosure of cash flow information:
Interest paid 58 102 46 86
Income taxes paid 543 462 287 196
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

12 Q2

2021

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity (unaudited)
($ in millions)
Common
stock
Additional
paid-in
capital
Retained
earnings
Accumulated
other
comprehensive
loss
Treasury
stock
Total ABB

stockholders’
equity
Non-
controlling
interests
Total
stockholders’
equity
Balance at January 1, 2020 188 73 19,640 (5,590) (785) 13,526 454 13,980
Adoption of accounting
standard update (82) (82) (9) (91)
Comprehensive income:
Net income 695 695 31 726
Foreign currency translation
adjustments, net of tax of $(2) (283) (283) (4) (287)
Effect of change in fair value of
available-for-sale securities,
net of tax of $4 15 15 15
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $7 34 34 34
Change in derivative instruments
and hedges, net of tax of $0 (4) (4) (4)
Total comprehensive income 457 27 484
Changes in noncontrolling interests (16) (16) 36 20
Dividends to
noncontrolling shareholders – (88) (88)
Dividends to shareholders (1,758) (1,758) (1,758)
Share-based payment arrangements 30 30 30
Delivery of shares (24) 24 – –
Balance at June 30, 2020 188 62 18,495 (5,828) (761) 12,156 419 12,575
Balance at January 1, 2021 188 83 22,946 (4,002) (3,530) 15,685 314 15,999
Comprehensive income:
Net income 1,254 1,254 50 1,304
Foreign currency translation
adjustments, net of tax of $2 (166) (166) 5 (161)
Effect of change in fair value of
available-for-sale securities,
net of tax of $(3) (8) (8) (8)
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $(3) 71 71 71
Change in derivative instruments
and hedges, net of tax of $0 – – –
Total comprehensive income 1,151 55 1,206
Changes in noncontrolling interests (37) (20) (57) 57 –
Dividends to
noncontrolling shareholders – (92) (92)
Dividends to shareholders (1,730) (1,730) (1,730)
Cancellation of treasury shares (10) (17) (3,130) 3,157 – –
Share-based payment arrangements 37 37 37
Purchase of treasury stock (1,924) (1,924) (1,924)
Delivery of shares (58) (136) 960 766 766
Other 2 2 2
Balance at June 30, 2021 178 10 19,185 (4,104) (1,337) 13,932 334 14,266
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

13 Q2

2021

FINANCIAL

INFORMATION
—
Notes to the Consolidated Financial Information (unaudited)

─
Note 1
The Company and basis of presentation
ABB Ltd and its subsidiaries (collectively,

the Company) together form a leading global technology

company, connecting software

to its electrification, robotics,
automation and motion portfolio to drive performance to new levels.
The Company’s Consolidated Financial Information is

prepared in accordance with United States of America generally accepted accounting principles (U.S.
GAAP) for interim financial reporting. As such, the Consolidated

Financial Information does not include all the information and notes required under U.S. GAAP for
annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited

consolidated financial statements in
the Company’s Annual Report for the year ended December

31, 2020.
The preparation of financial information in conformity with

U.S. GAAP requires management to make assumptions

and estimates that directly affect the amounts
reported in the Consolidated Financial Information. These accounting assumptions and estimates include:
●

growth rates, discount rates and other assumptions used to

determine impairment of long-lived assets and in testing

goodwill for impairment,
●

estimates to determine valuation allowances for deferred tax assets and amounts recorded for unrecognized tax benefits,
●
assumptions used in determining inventory obsolescence and

net realizable value,
●

estimates and assumptions used in determining the initial fair value of retained noncontrolling interest and certain obligations in

connection with
divestments,
●

estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,
●

assumptions used in the determination of corporate costs directly attributable to discontinued operations,
●

estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages,

product
warranties, self-insurance reserves, regulatory and other proceedings,
●

estimates used to record expected costs for employee severance in connection with restructuring programs,
●

estimates related to credit losses expected to occur over the remaining life of financial assets such as trade and other receivables,

loans and other
instruments,
●
assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets, and
●

assumptions and projections, principally related to future material,

labor and project-related overhead costs, used in determining the percentage-of-
completion on projects, as well as the amount of variable consideration the Company expects to be entitled to.
The actual results and outcomes may differ from

the Company’s estimates and assumptions.
A portion of the Company’s activities (primarily long

-term construction activities) has an operating cycle that exceeds one year. For classification of current

assets
and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are

accounts
receivable, contract assets, inventories

and provisions related to these contracts which will not be realized within one year that have been classified as current.
Basis of presentation
In the opinion of management, the unaudited Consolidated

Financial Information contains all necessary adjustments

to present fairly the financial position, results
of operations and cash flows for the reported periods. Management considers all such adjustments to be of a normal recurring

nature. The Consolidated Financial
Information is presented in United States dollars ($) unless otherwise stated. Due to rounding, numbers presented in the

Consolidated Financial Information may
not add to the totals provided.
Certain amounts reported in the Interim Consolidated Financial

Information for prior periods have been reclassified to conform to the current year’s presentation.
These changes primarily relate to the reallocation of certain real estate assets, previously reported within Corporate

and Other, into the operating segments

which
utilize the assets.
Adjustment related to prior periods
In the three months ended June 30, 2020, the Company recorded a cumulative adjustment to increase the value of certain

privately-held equity investments to fair
value based on observable market price changes for an identical or similar investment of the same issuer (Level 2 inputs).

These changes in fair value primarily
occurred in 2019 and 2018. The correction resulted in a gain of $58 million being recorded in Other income (expense)

in the Interim Consolidated Income
Statements for the three months ended June 30, 2020. The

Company evaluated the impact of the correction

on both a quantitative and qualitative basis under the
guidance of ASC 250, Accounting Changes and Error Corrections,

and determined that there were no material impacts

on the trend of net income, cash flows or
liquidity for previously issued annual financial statements.

14 Q2

2021

FINANCIAL

INFORMATION
─
Note 2
Recent accounting pronouncements
Applicable for current periods
Simplifying the accounting for income taxes
In January 2021, the Company adopted a new accounting standard update, which enhances and simplifies various aspects of

the income tax accounting guidance
related to intraperiod tax allocations, ownership changes in investments and certain aspects of interim period tax

accounting. Depending on the amendment, the
adoption was applied on either a retrospective, modified retrospective,

or prospective basis. This update does not have a significant impact on the Company’s
Consolidated Financial Statements.
Applicable for future periods
Facilitation of the effects of reference rate reform on financial reporting
In March 2020, an accounting standard update was issued

which provides temporary optional expedients and exceptions

to the current guidance on contract
modifications and hedge accounting to ease the financial reporting burdens

related to the expected market transition from the

London Interbank Offered Rate
(LIBOR) and other interbank offered rates to alternative

reference rates.

This update, along with clarifications outlined in a subsequent update issued in January
2021, can be adopted and applied no later than December

31, 2022, with early adoption permitted. The Company

is currently evaluating the impact of adopting
this optional guidance on its Consolidated Financial Statements.

─
Note 3
Discontinued operations
Divestment of the Power Grids business
On July 1, 2020, the Company completed the sale of 80.1 percent of its Power Grids business to Hitachi Ltd (Hitachi).

The transaction was executed through the
sale of 80.1 percent of the shares of Hitachi ABB Power Grids Ltd

(“Hitachi ABB PG”). Cash consideration received at

the closing date was $9,241 million net of
cash disposed. Further, for accounting purposes,

the 19.9 percent ownership interest retained by the Company

is deemed to have been both divested and
reacquired at its fair value on July 1, 2020 (see Note 4).

Certain amounts relating to the sale price for the Power Grids business are currently estimated or
otherwise subject to change in value and, as a result, the

Company will record additional adjustments to the gain in

future periods which are not expected to have
a material impact on the consolidated financial statements.

At the date of the divestment, the Company recorded an initial liability in discontinued operations for estimated future

costs and other cash payments of
$487 million for various contractual items relating to the sale of the business including required future cost reimbursements payable to Hitachi ABB PG, costs
incurred by the Company for the direct benefit of Hitachi ABB

PG, and an amount due to Hitachi Ltd in connection

with the expected purchase price finalization of
the closing debt and working capital balances. From the date of the disposal through June 30, 2021, $103 million of these

liabilities had been paid and are reported
as reductions in the cash consideration received, of which

$70 million and $26 million was paid during the six months

and three months ended June 30, 2021,
respectively. At June 30, 2021, the

remaining amount recorded was $381 million.
Certain entities of the Power Grids business for which the legal process or other regulatory delays resulted in the Company

not yet having transferred legal titles to
Hitachi have been accounted for as being sold since control

of the business as well as all risks and rewards of the

business have been fully transferred to Hitachi
ABB PG. The proceeds for these entities are included in the cash proceeds described above and certain funds have been

placed in escrow pending completion of
the transfer process. At June 30, 2021, current restricted

cash includes $51 million in respect of these funds.
Upon closing of the sale, the Company entered into various

transition services agreements (TSAs). Pursuant to

these TSAs, the Company and Hitachi ABB PG
provide to each other, on an interim, transitional

basis, various services. The services provided by the Company primarily include finance, information technology,
human resources and certain other administrative services.

Under the current terms, the TSAs will continue for

up to 3 years, and can only be extended on an
exceptional basis for business-critical services for an additional period which is reasonably necessary to avoid a material adverse

impact on the business. In the
six and three months ended June 30, 2021, the Company

has recognized within its continuing operations, general

and administrative expenses incurred to perform
the TSA, offset by $88 million and $41 million, respectively,

in TSA-related income for such services that is reported

in Other income (expense).
Discontinued operations
As a result of the sale of the Power Grids business, substantially all Power Grids-related assets and liabilities have been

sold. As this divestment represented a
strategic shift that would have a major effect on the Company’s operations and financial results, the results of operations

for this business have been presented as
discontinued operations and the assets and liabilities are presented as held for sale and in discontinued operations for

all periods presented. Certain of the
business contracts in the Power Grids business continue to be executed by subsidiaries of the Company for the benefit

/risk of Hitachi ABB PG. Assets and
liabilities relating to, as well as the net financial results of, these contracts will continue to be included in discontinued operations until they have been completed or
otherwise transferred to Hitachi ABB PG.
Prior to the divestment, interest expense that was not directly attributable to or related to the Company’s continuing

business or discontinued business was
allocated to discontinued operations based on the ratio of net assets to be sold less debt that was required to be paid as

a result of the planned disposal
transaction to the sum of total net assets of the Company plus consolidated debt. General corporate overhead

was not allocated to discontinued operations.

15 Q2

2021

FINANCIAL

INFORMATION
Operating results of the discontinued operations, are summarized as follows:
Six months ended Three months ended
($ in millions)
Jun. 30, 2021 Jun. 30, 2020 Jun. 30, 2021 Jun. 30, 2020
Total revenues – 4,008 – 2,067
Total cost of sales – (3,058) – (1,587)
Gross profit – 950 – 480
Expenses (9) (780) (5) (386)
Change to net gain recognized on sale of the Power Grids business (27) – (3) –
Income (loss) from operations (36) 170 (8) 94
Net interest and other finance expense – (5) – (2)
Non-operational pension (cost) credit – (94) – (97)
Income (loss) from discontinued operations before taxes (36) 70 (8) (6)
Income tax – (65) – (43)
Income (loss) from discontinued operations, net of tax (36) 5 (8) (49)

Of the total Income (loss) from discontinued operations

before taxes in the table above, $(36) million and $55 million in the six months ended June 30, 2021 and
2020, respectively, and $(8) million

and $(17) million in the three months ended June 30,

2021 and 2020, respectively,

are attributable to the Company,

while the
remainder is attributable to noncontrolling interests.
Until the date of the divestment, Income from discontinued

operations before taxes excluded

stranded costs which were previously able to be allocated

to the
Power Grids operating segment.

As a result, for the six and three months ended June 30, 2020,

$40 million and $19 million, respectively,

of allocated overhead
and other management costs, which were previously included

in the measure of segment profit for the Power Grids operating segment are reported as part of
Corporate and Other. In the table above,

Net interest and other finance expense in the six and three

months ended June 30, 2020, included

$20 million and
$11 million, respectively,

of interest expense which was recorded on an allocated basis in accordance with the Company’s accounting policy

election until the
divestment date. In addition, as required by U.S. GAAP,

subsequent to December 17, 2018, (the date of the original

agreement to sell the Power Grids business)
the Company has not recorded depreciation or amortization

on the property, plant and

equipment, and intangible assets reported as discontinued

operations.
Included in the reported Total

revenues of the Company for the six and three months ended

June 30, 2020, are revenues for sales from the Company’s

operating
segments to the Power Grids business of $108 million and

$61 million, respectively, which

represent intercompany transactions that, prior to Power

Grids being
classified as a discontinued operation, were eliminated in the

Company’s consolidated financial statements (see

Note 17). Subsequent to the divestment, sales to
Hitachi ABB PG are reported as third-party revenues.
In addition, the Company also has retained obligations (primarily for environmental and taxes) related to other businesses

disposed or otherwise exited that
qualified as discontinued operations. Changes to these retained obligations are also included in Income (loss) from discontinued

operations, net of tax, above.
The major components of assets and liabilities held for sale and in discontinued operations in the Company’s

Consolidated Balance Sheets are summarized as
follows:
($ in millions)
Jun. 30, 2021
(1)
Dec. 31, 2020
(1)
Receivables, net 187 280
Inventories, net 4 1
Other current assets 1 1
Current assets held for sale and in discontinued operations 192 282
Accounts payable, trade 144 188
Other liabilities 404 456
Current liabilities held for sale and in discontinued operations 548 644
Other non-current liabilities 190 197
Non-current liabilities held for sale and in discontinued

operations
190 197

(1) At

June 30, 2021, and December 31, 2020, the balances reported as held for sale and in discontinued operations pertain to Power Grids activities and other obligations which will remain with the Company until such time as the obligation is settled or the activities are fully wound down.

─
Note 4
Divestments and equity-accounted companies
Investments in equity-accounted companies
In connection with the divestment of its Power Grids business to Hitachi (see Note 3), the Company retained a 19.9 percent interest in the business

and obtained
an option, exercisable commencing April 2023, granting it the right to require Hitachi to purchase this investment at fair

value, subject to a minimum floor price
equivalent to a 10 percent discount compared to the price

paid for the initial 80.1 percent. The Company has concluded that based on its continuing involvement
with the Power Grids business, including membership in its

governing board of directors, it has significant influence over

Hitachi ABB PG. As a result, the
investment (including the value of the option) is accounted

for using the equity method.

16 Q2

2021

FINANCIAL

INFORMATION
At the date of the divestment of the Power Grids business, the fair value of Hitachi ABB PG exceeded the book value

of the underlying net assets.

At
June 30, 2021 and December 31, 2020, the reported value

of the investment in Hitachi ABB PG includes $1,547

million and $1,597 million,

respectively, for the
Company’s 19.9 percent share of this basis difference

.

The Company amortizes its share of these differences

over the estimated remaining useful lives of the
underlying assets that gave rise to this difference, recording the amortization, net of related deferred tax benefit,

as a reduction of income from equity-accounted
companies. As of June 30, 2021, the Company determined that

no impairment of its equity-accounted investments existed.
The carrying value of the Company’s investments in

equity-accounted companies and respective percentage

of ownership is as follows:
Ownership as of Carrying value at
($ in millions, expect ownership share in %) June 30, 2021 June 30, 2021 December 31, 2020
Hitachi ABB Power Grids Ltd 19.9% 1,660 1,710
Others 59 74
Total 1,719 1,784

In the six and three months ended June 30, 2021 and 2020,

the Company recorded its share of the earnings of investees

accounted for under the equity method of
accounting in Other income (expense), net, as follows:
Six months ended June 30, Three months ended June 30,
($ in millions)
2021 2020 2021 2020
Income from equity-accounted companies, net of taxes 4 4 8 4
Basis difference amortization (net of deferred income

tax benefit)
(61) – (30) –
Loss from equity-accounted companies (57) 4 (22) 4

Divestment of the solar inverters business

In February 2020, the Company completed the sale of its

solar inverters business for no consideration. Under

the agreement, which was reached in July 2019, the
Company was required to transfer $143 million of cash to the buyer on the closing date. In addition, payments totaling

EUR 132 million ($145 million) are required
to be transferred to the buyer from 2020 through 2025.

In the year ended December 31, 2019, the Company recorded

a loss of $421 million,

representing the
excess of the carrying value, which includes a loss of $99 million arising from the cumulative translation adjustment,

over the estimated fair value of this business.
During the six months ended June 30,

2020, a loss of $19 million was included in “Other income (expense),

net” for changes in fair value of this business. The loss
in 2020 includes the $99 million reclassification from other comprehensive income of the currency translation adjustment related to the business.
The fair value was based on the estimated current market

values using Level 3 inputs, considering the agreed-upon sale terms with the buyer. The solar inverters
business, which includes the solar inverters business acquired as part of the Power-One acquisition in 2013, was

part of the Company’s Electrification segment.

As this divestment does not qualify as a discontinued operation,

the results of operations for this business prior to its

disposal are included in the Company’s
continuing operations for all periods presented.
Including the above loss of $19 million,

in the six months ended June 30, 2020, Income from continuing operations before taxes includes net losses of $33

million
from the solar inverters business prior to its sale.

17 Q2

2021

FINANCIAL

INFORMATION
─
Note 5
Cash and equivalents, marketable securities and short-term investments
Cash and equivalents, marketable securities and short

-term investments consisted of the following:
June 30, 2021
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair value

recorded in net income
Cash 1,975 1,975 1,975
Time deposits 1,267 1,267 1,256 11
Equity securities 679 16 695 695
3,921 16 – 3,937 3,231 706
Changes in fair value recorded
in other comprehensive income
Debt securities available-for-sale:
U.S. government obligations 196 12 (1) 207 207
European government obligations 15 15 15
Corporate 72 3 (1) 74 74
283 15 (2) 296 – 296
Total 4,204 31 (2) 4,233 3,231 1,002
Of which:

Restricted cash, current 71
Restricted cash, non-current 300

December 31, 2020
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair value
recorded in net income
Cash 2,388 2,388 2,388
Time deposits 1,513 1,513 1,513
Equity securities 1,704 12 1,716 1,716
5,605 12 – 5,617 3,901 1,716
Changes in fair value recorded
in other comprehensive income
Debt securities available-for-sale:
U.S. government obligations 274 19 293 293
European government obligations 24 24 24
Corporate 69 6 75 75
367 25 – 392 – 392
Total 5,972 37 – 6,009 3,901 2,108
Of which:
Restricted cash, current 323
Restricted cash, non-current 300

18 Q2

2021

FINANCIAL

INFORMATION
─
Note 6
Derivative financial instruments
The Company is exposed to certain currency,

commodity, interest rate

and equity risks arising from its global operating, financing and investing activities. The
Company uses derivative instruments to reduce and manage

the economic impact of these exposures.
Currency risk

Due to the global nature of the Company’s operations,

many of its subsidiaries are exposed to currency risk

in their operating activities from entering into
transactions in currencies other than their functional currency.

To manage such

currency risks, the Company’s policies require its

subsidiaries to hedge their
foreign currency exposures from binding sales and purchase

contracts denominated in foreign currencies. For forecasted

foreign currency denominated sales of
standard products and the related foreign currency denominated purchases, the Company’s policy is to hedge up to

a maximum of 100 percent of the forecasted
foreign currency denominated exposures, depending on

the length of the forecasted exposures. Forecasted

exposures greater than 12 months are not hedged.
Forward foreign exchange contracts are the main instrument

used to protect the Company against the volatility of future cash flows (caused by changes in
exchange rates) of contracted and forecasted

sales and purchases denominated in foreign currencies.

In addition, within its treasury operations, the Company
primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches

arising in its liquidity management
activities.
Commodity risk
Various commodity products are

used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes
in commodity prices. To

manage the price risk of commodities, the Company’s

policies require that its subsidiaries hedge the commodity price risk exposures from
binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure

over the next 12 months or longer (up to
a maximum of 18 months). Primarily swap contracts are used

to manage the associated price risks of commodities.
Interest rate risk

The Company has issued bonds at fixed rates. Interest

rate swaps and cross-currency swaps are used to manage the

interest rate and foreign currency risk
associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the

Company uses instruments such as
interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest rate risk arising from the

Company’s balance sheet structure
but does not designate such instruments as hedges.
Equity risk
The Company is exposed to fluctuations in the fair value of

its warrant appreciation rights (WARs)

issued under its management incentive plan. A WAR

gives its
holder the right to receive cash equal to the market price

of an equivalent listed warrant on the date of exercise.

To eliminate such

risk, the Company has
purchased cash-settled call options, indexed to the shares

of the Company, which entitle

the Company to receive amounts equivalent to its obligations under the
outstanding WARs.
Volume of derivative activity
In general, while the Company’s primary objective

in its use of derivatives is to minimize exposures arising

from its business, certain derivatives are designated
and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.
Foreign exchange and interest rate derivatives
The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges

or not) were as follows:
Type of derivative Total notional amounts at
($ in millions)
June 30, 2021 December 31, 2020 June 30, 2020
Foreign exchange contracts 9,309 12,610 16,505
Embedded foreign exchange derivatives 893 1,134 982
Cross currency swaps 951 – –
Interest rate contracts 3,553 3,227 4,335

Derivative commodity contracts
The Company uses derivatives to hedge its direct or indirect exposure to the movement in the prices of commodities which

are primarily copper, silver and
aluminum. The following table shows the notional amounts of

outstanding derivatives (whether designated as hedges

or not), on a net basis, to reflect the
Company’s requirements for these commodities:
Type of derivative Unit Total notional amounts at
June 30, 2021 December 31, 2020 June 30, 2020
Copper swaps metric tonnes 37,340 39,390 38,935
Silver swaps ounces 2,306,804 1,966,677 2,063,142
Aluminum swaps metric tonnes 7,325 8,112 7,698

Equity derivatives
At June 30, 2021, December 31, 2020, and June 30, 2020, the

Company held 15 million, 22 million and 37 million cash-settled call options indexed to ABB Ltd
shares (conversion ratio 5:1) with a total fair value of $34 million,

$21 million and $21 million, respectively.

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations,

commodity swaps to
manage its commodity risks and cash-settled call options to

hedge its WAR liabilities. The Company

applies cash flow hedge accounting in only limited cases.

In
these cases, the effective portion of the changes in

their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into
earnings in the same line item and in the same period as

the underlying hedged transaction affects earnings.

For the six and three months ended June, 30, 2021
and 2020, there were no significant amounts recorded for cash flow hedge accounting activities.
Fair value hedges
To reduce its interest

rate exposure arising primarily from its debt issuance activities,

the Company uses interest rate swaps and cross-currency

swaps. Where
such instruments

are designated as fair value hedges, the changes in the fair value of these instruments, as well as the changes in the fair value of the risk
component of the underlying debt being hedged, are recorded

as offsetting gains and losses in “Interest and other finance expense”.

19 Q2

2021

FINANCIAL

INFORMATION
The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income

Statements was as follows:
Type of derivative designated Six months ended June 30, 2021 as a fair value hedge Gains (losses) recognized in income on Gains (losses) recognized in income derivatives designated as fair value hedges on hedged item
($ in millions)
Location Location
Interest rate contracts Interest and other finance expense (27) Interest and other finance expense 28
Cross-currency swaps Interest and other finance expense (25) Interest and other finance expense 24
Total (52) 52
Type of derivative designated Six months ended June 30, 2020 as a fair value hedge Gains (losses) recognized in income on Gains (losses) recognized in income derivatives designated as fair value hedges on hedged item
($ in millions)
Location Location
Interest rate contracts Interest and other finance expense 26 Interest and other finance expense (27)
Total 26 (27)

Type of derivative designated Three months ended June 30, 2021 as a fair value hedge Gains (losses) recognized in income on Gains (losses) recognized in income derivatives designated as fair value hedges on hedged item
($ in millions)
Location Location
Interest rate contracts Interest and other finance expense (13) Interest and other finance expense 13
Cross-currency swaps Interest and other finance expense (2) Interest and other finance expense 2
Total (15) 15

Type of derivative designated Three months ended June 30, 2020 as a fair value hedge Gains (losses) recognized in income on Gains (losses) recognized in income derivatives designated as fair value hedges on hedged item
($ in millions)
Location Location
Interest rate contracts Interest and other finance expense 2 Interest and other finance expense (2)
Total 2 (2)

Derivatives not designated in hedge relationships
Derivative instruments that are not designated as hedges

or do not qualify as either cash flow or fair value hedges

are economic hedges used for risk management
purposes. Gains and losses from changes in the fair values

of such derivatives are recognized in the same line in the

income statement as the economically
hedged transaction.
Furthermore, under certain circumstances, the Company is

required to split and account separately for foreign currency derivatives that are embedded within
certain binding sales or purchase contracts denominated

in a currency other than the functional currency of the subsidiary and the counterparty.
The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships

were as follows:
Type of derivative not Gains (losses) recognized in income
designated as a hedge Six months ended June 30, Three months ended June 30,
($ in millions)
Location 2021 2020 2021 2020
Foreign exchange contracts Total revenues (10) (67) 50 67
Total cost of sales (24) 43 (20) (33)
SG&A expenses
(1)
(1) 4 (8) (4)
Non-order related research

and development (1) (1) – –
Interest and other finance expense (119) (32) (13) 74
Embedded foreign exchange Total revenues (13) 6 1 (26)
contracts Total cost of sales (2) (2) (1) 2
Commodity contracts Total cost of sales 63 (12) 27 54
Other Interest and other finance expense 1 1 1 2
Total (106) (60) 37 136

(1) SG&A

expenses represent “Selling, general

and administrative

expenses”.

20 Q2

2021

FINANCIAL

INFORMATION
The fair values of derivatives included in the Consolidated

Balance Sheets were as follows:
June 30, 2021
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions)
assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts 1 1 2 2
Interest rate contracts 24 32 – –
Cross currency swaps – – – 53
Cash-settled call options 17 17 – –
Total 42 50 2 55
Derivatives not designated as hedging instruments:
Foreign exchange contracts 69 11 86 6
Commodity contracts 47 – 7 –
Interest rate contracts 1 – 2 –
Embedded foreign exchange derivatives 8 2 23 4
Total 125 13 118 10
Total fair value 167 63 120 65

December 31, 2020
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions) assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts – 1 2 4
Interest rate contracts 6 78 – –
Cash-settled call options 10 11 – –
Total 16 90 2 4
Derivatives not designated as hedging instruments:
Foreign exchange contracts 221 22 106 26
Commodity contracts 59 – 7 –
Interest rate contracts 2 – 2 –
Embedded foreign exchange derivatives 10 2 28 16
Total 292 24 143 42
Total fair value 308 114 145 46

Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the
occurrence of one or more pre-defined trigger events.
Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated
Balance Sheets at June 30, 2021, and December 31, 2020, have been presented on a gross basis.
The Company’s netting agreements and other similar

arrangements allow net settlements under certain conditions.

At June 30, 2021, and December 31, 2020,
information related to these offsetting arrangements

was as follows:
($ in millions)
June 30, 2021
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or of recognized eligible for set-off collateral collateral Net asset similar arrangement assets in case of default received received exposure
Derivatives 220 (94) – – 126
Total 220 (94) – – 126
($ in millions)
June 30, 2021
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral collateral Net liability
similar arrangement liabilities in case of default pledged pledged exposure
Derivatives 158 (94) – – 64
Total 158 (94) – – 64

21 Q2

2021

FINANCIAL

INFORMATION
($ in millions)
December 31, 2020
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral collateral Net asset
similar arrangement

assets
in case of default received received exposure
Derivatives 410 (106) – – 304
Total 410 (106) – – 304

($ in millions)
December 31, 2020
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral

collateral
Net liability
similar arrangement liabilities

in case of default
pledged pledged exposure
Derivatives 147 (106) – – 41
Total 147 (106) – – 41

─
Note 7
Fair values
The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring

basis and, when necessary,

to record certain
non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain

financial instruments carried at amortized cost
in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency,

commodity and interest rate
derivatives, as well as cash-settled call options and available

-for-sale securities. Non-financial assets recorded at fair

value on a non-recurring basis include
long-lived assets that are reduced to their estimated fair value due to impairments.
Fair value is the price that would be received when selling

an asset or paid to transfer a liability in an orderly transaction between market participants at the
measurement date. In determining fair value, the Company

uses various valuation techniques including the market approach

(using observable market data for
identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs

a market participant would incur
to develop a comparable asset). Inputs used to determine

the fair value of assets and liabilities are defined by

a three-level hierarchy,

depending on the nature of
those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair

value within this hierarchy based on
whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market

data obtained from independent sources,
while an unobservable input reflects the Company’s

assumptions about market data.
The levels of the fair value hierarchy are as follows:
Level 1:

Valuation inputs consist of

quoted prices in an active market for identical assets

or liabilities (observable quoted prices). Assets and

liabilities valued
using Level 1 inputs include exchange
‑
traded equity securities, listed derivatives which are actively traded such as commodity futures, interest rate
futures and certain actively traded debt securities.
Level 2:

Valuation inputs consist of

observable inputs (other than Level 1 inputs) such as

actively quoted prices for similar assets, quoted prices in

inactive
markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other

observable data by
interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation

models may be both
observable and unobservable. In these cases, the fair value

measurement is classified as Level 2 unless the unobservable portion of the adjustment or
the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified

as Level 3. Assets and
liabilities valued or disclosed using Level 2 inputs include investments in certain funds, certain debt securities that are not actively traded, interest rate
swaps, cross-currency interest rate swaps, commodity swaps, cash-settled call options, forward foreign exchange contracts, foreign

exchange swaps and
forward rate agreements, time deposits, as well as financing receivables and debt.
Level 3:

Valuation inputs are based

on the Company’s assumptions of relevant market

data (unobservable input).

Whenever quoted prices involve bid-ask spreads, the Company

ordinarily determines fair values based on mid-market

quotes. However, for the purpose of
determining the fair value of cash-settled call options serving as hedges of the Company’s management

incentive plan, bid prices are used.
When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction

activity for the financial instrument has
significantly decreased or would not be considered orderly.

In such cases, the resulting changes in valuation techniques would be disclosed. If the market is
considered disorderly or if quoted prices are not available, the

Company is required to use another valuation technique,

such as an income approach.

22 Q2

2021

FINANCIAL

INFORMATION
Recurring fair value measures
The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:
June 30, 2021
($ in millions)
Level 1 Level 2 Level 3 Total fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities 695 695
Debt securities—U.S. government obligations 207 207
Debt securities—European government obligations 15 15
Debt securities—Corporate 74 74
Debt securities—Other
Securities in “Other non-current assets”:
Debt securities—U.S. government obligations 80 80
Derivative assets—current in “Other current assets” 167 167
Derivative assets—non-current in “Other non-current assets” 63 63
Total 302 999 – 1,301
Liabilities
Derivative liabilities—current in “Other current liabilities” 120 120
Derivative liabilities—non-current in “Other non-current liabilities” 65 65
Total – 185 – 185

December 31, 2020
($ in millions)
Level 1 Level 2 Level 3 Total fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities 1,716 1,716
Debt securities—U.S. government obligations 293 293
Debt securities—European government obligations 24 24
Debt securities—Corporate 75 75
Derivative assets—current in “Other current assets” 308 308
Derivative assets—non-current in “Other non-current assets” 114 114
Total 317 2,213 – 2,530
Liabilities
Derivative liabilities—current in “Other current liabilities” 145 145
Derivative liabilities—non-current in “Other non-current liabilities” 46 46
Total – 191 – 191

The Company uses the following methods and assumptions

in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:
●

Securities in “Marketable securities and short-term investments

”

and “Other non-current assets”:
If quoted market prices in active markets for identical
assets are available, these are considered Level 1 inputs;

however, when markets are not active,

these inputs are considered Level 2. If such quoted
market prices are not available, fair value is determined

using market prices for similar assets or present value

techniques, applying an appropriate risk-
free interest rate adjusted

for non-performance risk. The inputs used in present

value techniques are observable and fall into the Level 2 category.

●

Derivatives
: The fair values of derivative instruments are determined

using quoted prices of identical instruments from

an active market, if available
(Level 1 inputs). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present

value techniques, based on
available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR

liability are valued based on bid prices
of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input
unless significant unobservable inputs are used.

Non-recurring fair value measures

The Company elects to record private equity investments without readily determinable fair values at cost, less impairment,

adjusted by observable

price changes.
The Company reassesses at each reporting period whether

these investments continue to qualify for this treatment.

In the three months ended June 30, 2021 and
2020, the Company recognized,

in Other income (expense), net increases in fair value

of $99 million and $58 million, respectively,

related to certain of its private
equity investments based on observable market price changes

for an identical or similar investment of the same issuer (see

Note 1 for additional details). The fair
values of these investments at June 30, 2021 and 202

0, totaled $146 million and $81 million, respectively,

and were determined using level 2 inputs.
During the six months ended June 30,

2020, the Company recorded a $19 million fair value adjustment for the solar inverters business which met the criteria to be classified as held for sale in June 2019 and was sold in February

2020 (see Note 4 for details).

Apart from the transactions above, there were no additional significant non-recurring fair value measurements during the six

and three months ended June 30,
2021 and 2020.

23 Q2

2021

FINANCIAL

INFORMATION
Disclosure about financial instruments carried on a

cost basis
The fair values of financial instruments carried on a cost basis were as follows:
June 30, 2021
($ in millions)
Carrying value Level 1 Level 2 Level 3 Total fair value
Assets
Cash and equivalents (excluding securities with original

maturities up to 3 months):
Cash 1,604 1,604 1,604
Time deposits 1,256 1,256 1,256
Restricted cash 71 71 71
Restricted cash, non-current 300 300 300
Liabilities
Short-term debt and current maturities of long-term debt
(excluding finance lease obligations) 2,093 1,672 421 2,093
Long-term debt (excluding finance lease obligations) 4,202 4,407 75 4,482

December 31, 2020
($ in millions)
Carrying value Level 1 Level 2 Level 3 Total fair value
Assets
Cash and equivalents (excluding securities with original

maturities up to 3 months):
Cash 1,765 1,765 1,765
Time deposits 1,513 1,513 1,513
Restricted cash 323 323 323
Restricted cash, non-current 300 300 300
Liabilities
Short-term debt and current maturities of long-term debt
(excluding finance lease obligations) 1,266 497 769 1,266
Long-term debt (excluding finance lease obligations) 4,668 4,909 89 4,998

The Company uses the following methods and assumptions

in estimating fair values of financial instruments carried on a cost basis:
●

Cash and equivalents (excluding securities with original maturities up to 3 months), Restricted cash, current and non-current, and Marketable securities
and short-term investments (excluding securities):
The carrying amounts approximate the fair values as

the items are short-term in nature or,

for cash
held in banks, are equal to the deposit amount.
●

Short-term debt and current maturities of long-term debt (excluding finance lease obligations):
Short-term debt includes commercial paper,

bank
borrowings and overdrafts. The carrying amounts of short

-term debt and current maturities of long-term debt, excluding finance lease obligations,
approximate their fair values.
●

Long-term debt (excluding finance lease obligations):
Fair values of bonds are determined using quoted market prices

(Level 1 inputs), if available. For
bonds without available quoted market prices and other

long-term debt, the fair values are determined using a discounted cash flow methodology
based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk (Level

2 inputs).

─
Note 8
Contract assets and liabilities
The following table provides information about Contract

assets and Contract liabilities:
($ in millions)
June 30, 2021 December 31, 2020 June 30, 2020
Contract assets 1,087 985 1,110
Contract liabilities 1,846 1,903 1,703

Contract assets primarily relate to the Company’s right

to receive consideration for work completed but for which

no invoice has been issued at the reporting date.
Contract assets are transferred to receivables when rights to receive payment become unconditional.

Contract liabilities primarily relate to up-front advances received on orders from customers as well as amounts invoiced

to customers in excess of revenues
recognized,

primarily for long-term projects. Contract liabilities are

reduced as work is performed and as revenues are

recognized.

24 Q2

2021

FINANCIAL

INFORMATION
The significant changes in the Contract assets and Contract

liabilities balances were as follows:
Six months ended June 30,
2021 2020
Contract Contract Contract Contract
($ in millions)
assets liabilities assets liabilities
Revenue recognized, which was included in the Contract liabilities balance at Jan 1, 2021/2020
(818) (600)
Additions to Contract liabilities - excluding amounts recognized as revenue during the period
785 633
Receivables recognized that were included in the Contract asset balance at Jan 1, 2021/2020
(411) (373)

At June 30, 2021, the Company had unsatisfied performance

obligations totaling $15,424 million and, of this amount, the

Company expects to fulfill approximately
56 percent of the obligations in 2021, approximately 29 percent of the obligations in 2022 and the balance thereafter.

─
Note 9
Debt
The Company’s total debt at June 30, 2021, and December

31, 2020, amounted to $6,492 million and $6,121 million,

respectively.
Short-term debt and current maturities of long-term

debt

The Company’s “Short-term debt and current maturities

of long-term debt” consisted of the following:
($ in millions)
June 30, 2021 December 31, 2020
Short-term debt 423 153
Current maturities of long-term debt 1,694 1,140
Total 2,117 1,293

Short-term debt primarily represented issued commercial paper and short-term bank borrowings from various banks.

At June 30, 2021, and December 31, 2020,
$365 million and $32 million, respectively,

was outstanding under the $2 billion commercial paper

program in the United States. No amount was outstanding

under
the $2 billion Euro-commercial paper program at June 30, 2021,

or December 31, 2020.
On June 15, 2021, the Company repaid at maturity its USD

650 million 4.0% Notes.
Long-term debt
The Company’s long-term debt at June 30, 2021, and December

31, 2020, amounted to $4,375 million and $4,828 million, respectively.

Outstanding bonds (including maturities within the next

12 months) were as follows:

June 30, 2021 December 31, 2020
(in millions)
Nominal outstanding

Carrying value
(1)
Nominal outstanding

Carrying value
(1)
Bonds:
4.0% USD Notes, due 2021

USD 650 $ 649
2.25% CHF Bonds, due 2021

CHF 350 $ 381 CHF 350 $ 403
2.875% USD Notes, due 2022

USD 1,250 $ 1,270 USD 1,250 $ 1,280
0.625% EUR Instruments, due 2023 EUR 700 $ 843 EUR 700 $ 875
0.75% EUR Instruments, due 2024 EUR 750 $ 910 EUR 750 $ 946
0.3% CHF Notes, due 2024 CHF 280 $ 303 CHF 280 $ 317
3.8% USD Notes, due 2028
(2)
USD 383 $ 381 USD 383 $ 381
1.0% CHF Notes, due 2029 CHF 170 $ 184 CHF 170 $ 192
0% EUR Notes, due 2030 EUR 800 $ 917 –
4.375% USD Notes, due 2042
(2)
USD 609 $ 589 USD 609 $ 589
Total $ 5,778 $ 5,632

(1)

USD carrying values include unamortized debt issuance costs, bond discounts or premiums, as well as adjustments for fair value hedge accounting, where appropriate.
(2)

Prior to completing a cash tender offer in November 2020, the original principal amount outstanding,

on each of the 3.8% USD Notes, due 2028, and the 4.375% USD Notes, due
2042, was USD750 million.
In January 2021, the Company issued zero percent notes having a principal amount of EUR 800 million and due in 2030.

The Company recorded net proceeds
(after underwriting fees) of EUR 791 million (equivalent

to $960 million on the date of issuance). In line with the Company’s policy of reducing its currency and
interest rate exposures,

cross-currency interest rate swaps have been used to modify

the characteristics of the EUR 800 million Notes, due 2030.

After considering
the impact of these cross-currency interest rate swaps, the EUR

Notes, due 2030, effectively became a floating

rate U.S. dollar obligation.
Subsequent events
As of July 21, 2021, under its $2 billion Euro-commercial paper program, the Company has issued commercial paper

with an aggregate value of EUR300 million
(equivalent to $354 million on the date of issue). There was no significant change in the $2 billion commercial paper program in the United States.

25 Q2

2021

FINANCIAL

INFORMATION
─
Note 10
Commitments and contingencies
Contingencies—Regulatory, Compliance

and Legal
Regulatory
As a result of an internal investigation, the Company self-reported to the Securities and Exchange Commission (SEC) and

the Department of Justice (DoJ) in the
United States as well as to the Serious Fraud Office (SFO)

in the United Kingdom concerning certain of its past

dealings with Unaoil and its subsidiaries, including
alleged improper payments made by these entities to third parties.

In May 2020, the SFO closed its investigation, which it originally announced in February 2017,
as the case did not meet the relevant test for prosecution

.

The Company continues to cooperate with the U.S. authorities as requested. At this time, it is not
possible for the Company to make an informed judgment about

the outcome of this matter.
Based on findings during an internal investigation, the Company self-reported to the SEC and the DoJ, in the United States,

to the Special Investigating Unit (SIU)
and the National Prosecuting Authority (NPA)

in South Africa as well as to various authorities in other

countries potential suspect payments and other compliance
concerns in connection with some of the Company’s

dealings with Eskom and related persons. Many of those

parties have expressed an interest in, or
commenced an investigation into, these matters and the Company is cooperating fully with them. The Company paid $104 million to Eskom in December 2020 as
part of a full and final settlement with Eskom and the Special

Investigating Unit relating to improper payments and other

compliance issues associated with the
Controls and Instrumentation Contract, and its Variation

Orders for Units 1 and 2 at Kusile. The Company continues

to cooperate fully with the National
Prosecuting Authority in South Africa as well as other authorities in their review of the Kusile project. Although the Company

believes that there could be an
unfavorable outcome in one or more of these ongoing reviews

,

at this time it is not possible for the Company to make

an informed judgment about the possible
financial impact.
General
The Company is aware of proceedings, or the threat of proceedings,

against it and others in respect of private claims by customers and other third parties with
regard to certain actual or alleged anticompetitive practices.

Also, the Company is subject to other claims and

legal proceedings, as well as investigations carried
out by various law enforcement authorities. With respect to the above-mentioned claims, regulatory matters, and any related

proceedings, the Company will bear
the related costs, including costs necessary to resolve them.
Liabilities

recognized
At June 30, 2021, and December 31, 2020, the Company had aggregate liabilities of $97 million and $100 million, respectively,

included in “Other provisions” and
“Other non
‑
current liabilities”, for the above regulatory,

compliance and legal contingencies, and none of the

individual liabilities recognized was significant. As it is
not possible to make an informed judgment on, or reasonably

predict, the outcome of certain matters and as it is

not possible, based on information currently
available to management, to estimate the maximum potential

liability on other matters, there could be adverse outco

mes beyond the amounts accrued.
Guarantees

General
The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments

represent a “worst-case
scenario”, and do not reflect management’s expected

outcomes.
Maximum potential payments
($ in millions)
June 30, 2021 December 31, 2020
Performance guarantees 5,695 6,726
Financial guarantees 313 339
Indemnification guarantees
(1)
129 177
Total
(2)
6,137 7,242

(1) Certain

indemnifications provided to Hitachi in connection with the divestment of Power Grids are without limit.
(2) Maximum

potential payments include amounts in both continuing and discontinued operations.
The carrying amount of liabilities recorded in the Consolidated

Balance Sheets reflects the Company’s best

estimate of future payments, which it may incur as part
of fulfilling its guarantee obligations. In respect of the above guarantees, the carrying amounts of liabilities at

June 30, 2021, and December 31, 2020, amounted to
$129 million and $135 million, respectively,

which is included in discontinued operations.
The Company is party to various guarantees providing financial or performance assurances to certain third parties. These guarantees,

which have various
maturities up to 2035, mainly consist of performance guarantees whereby (i) the Company guarantees the performance

of a third party’s product or service
according to the terms of a contract and (ii) as member

of a consortium/joint-venture that includes third parties,

the Company guarantees not only its own
performance but also the work of third parties. Such guarantees may include guarantees that a project will be completed

within a specified time. If the third party
does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. The original maturity dates for the majority of these
performance guarantees range from one to ten years.
In conjunction with the divestment of the high-voltage cable and cables accessories businesses, the Company has entered

into various performance guarantees
with other parties with respect to certain liabilities of the divested business. At June 30, 2021, and December 31, 2020,

the maximum potential payable under these
guarantees amounts to $960 million and $994 million, respectively,

and these guarantees have various maturities ranging from

five to ten years.
The Company retained obligations for financial, performance

and indemnification guarantees related to the Power

Grids business sold

on July 1, 2020 (see Note 3
for details). The performance and financial guarantees have

been indemnified by Hitachi, at the same proportion of its

ownership in Hitachi ABB Power Grids
(80.1 percent). These guarantees, which have various maturities up to 2035, primarily consist of bank guarantees, standby

letters of credit,

business performance
guarantees and other trade-related guarantees, the majority

of which have original maturity dates ranging from

one to ten years. The maximum amount payable
under the guarantees at June 30, 2021, and December 31,

2020, are approximately $4.6 billion and $5.5 billion, respec tively, and the carrying amounts

of liabilities
(recorded in discontinued operations) at June 30, 2021,

and December 31, 2020,

amounted to $129 million and $135 million, respectively.
Commercial commitments
In addition, in the normal course of bidding for and executing certain projects, the Company

has entered into standby letters of credit, bid/performance

bonds and
surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such performance bonds in the event that the Company
does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial

institution for amounts paid under the performance
bonds. At June 30, 2021, and December 31, 2020, the total

outstanding performance bonds aggregated to $3.9 billion

and $4.3 billion, respectively,

of which
$0.3 billion

and $0.3 billion, respectively,

relate to discontinued operations. There have been no significant amounts reimbursed to financial institutions under these
types of arrangements in the six and three months ended June

30, 2021 and 2020.
Product and order-related contingencies
The Company calculates its provision for product warranties

based on historical claims experience and specific review

of certain contracts. The reconciliation of the
“Provisions for warranties”, including guarantees of product performance,

was as follows:

26 Q2

2021

FINANCIAL

INFORMATION
($ in millions)
2021 2020
Balance at January 1, 1,035 816
Net change in warranties due to acquisitions, divestments and liabilities held for sale
1 7
Claims paid in cash or in kind (127) (100)
Net increase in provision for changes in estimates, warranties issued and warranties expired
122 67
Exchange rate differences (19) (13)
Balance at June 30, 1,012 777

─
Note 11
Income taxes
In calculating income tax expense, the Company uses an estimate of the annual effective tax rate based upon the facts

and circumstance known at each interim
period. On a quarterly basis, the actual effective tax rate

is adjusted, as appropriate, based upon changed facts

and circumstances, if any,

as compared to those
forecasted at the beginning of the year and each interim

period thereafter.
The effective tax rate of 30.0 percent in the six months

ended June 30, 2021, was higher than the effective

tax rate of 22.5 percent in the six months ended
June 30, 2020, primarily because 2020 included a net benefit from a favorable resolution of an uncertain tax position

in the first quarter, partially offset

by increases
to the valuation allowance in certain countries.

─
Note 12
Employee benefits
The Company operates defined benefit pension plans,

defined contribution pension plans, and termination indemnity plans, in accordance with local regulations
and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the

event of death, disability, retirement,

or
termination of employment. Certain of these plans are multi

-employer plans. The Company also operates other postretirement benefit plans including
postretirement health care benefits, and other employee

-related benefits for active employees including long

-service award plans. The measurement date used for
the Company’s employee benefit plans is December

31. The funding policies of the Company’s plans are

consistent with the local government and tax
requirements.
The following tables include amounts relating to defined benefit pension plans and other postretirement benefits for

both continuing and discontinued operations.
Net periodic benefit cost of the Company’s defined

benefit pension and other postretirement benefit plans consisted of the following:
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Six months ended June 30, 2021 2020 2021 2020 2021 2020
Operational pension cost:
Service cost 30 45 22 50 – –
Operational pension cost 30 45 22 50 – –
Non-operational pension cost (credit):
Interest cost (2) 1 37 60 1 1
Expected return on plan assets (58) (65) (91) (133) – –
Amortization of prior service cost (credit) (5) (7) (1) 1 (1) (1)
Amortization of net actuarial loss – 5 35 55 (1) (2)
Curtailments, settlements and special termination benefits
(1)
– – (2) 108 – –
Non-operational pension cost (credit) (65) (66) (22)
91

(1) (2)
Net periodic benefit cost (credit) (35) (21) – 141 (1) (2)

27 Q2

2021

FINANCIAL

INFORMATION
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Three months ended June 30, 2021 2020 2021 2020 2021 2020
Operational pension cost:
Service cost 15 23 12 23 – –
Operational pension cost 15 23 12 23 – –
Non-operational pension cost (credit):
Interest cost (1) 1 19 28 1 –
Expected return on plan assets (29) (34) (44) (70) – –
Amortization of prior service cost (credit) (3) (3) (1) – (1) –
Amortization of net actuarial loss – 3 18 30 (1) (1)
Curtailments, settlements and special termination benefits
(1)
– – 4 108 – –
Non-operational pension cost (credit) (33) (33) (4) 96 (1) (1)
Net periodic benefit cost (credit) (18) (10) 8 119 (1) (1)

(1) In

both the six and three months ended June 30, 2020, amounts Include $101 million in discontinued operations for the settlement of the pension plan in Sweden.

The components of net periodic benefit cost other than the

service cost component are included in the line “Non

-operational pension (cost) credit” in the income
statement. Net periodic benefit cost includes $121 million and

$109 million, for the six and three months ended June

30, 2020, respectively, related

to discontinued
operations.
Employer contributions were as follows:
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Six months ended June 30, 2021 2020 2021 2020 2021 2020
Total contributions

to defined benefit pension and
other postretirement benefit plans 31 48 13 190 3 3
Of which, discretionary contributions to defined benefit

pension plans
– – (9) 143 – –

($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Three months ended June 30, 2021 2020 2021 2020 2021 2020
Total contributions

to defined benefit pension and

other postretirement benefit plans 16 24 16 169 2 2
Of which, discretionary contributions to defined benefit
pension plans – – – 143 – –

The Company expects to make contributions totaling approximately

$175 million and $8 million to its defined pension

plans and other postretirement benefit plans,
respectively, for the full year 2021.

─
Note 13
Stockholder's

equity

At the Annual General Meeting of Shareholders (AGM) on March

25, 2021, shareholders approved the proposal of the Board

of Directors to distribute 0.80 Swiss
francs per share to shareholders. The declared dividend amounted to $1,730 million, with the Company disbursing a portion

in March and the remaining amounts
in April.
In March 2021, the Company completed its initial share buyback program which was launched in July 2020. The share

buyback program was executed on a
second trading line on the SIX Swiss Exchange. Through this buyback program, the Company purchased a total of approximately

129 million shares for
approximately $3.5 billion, of which 20 million shares were purchased in the first quarter of 2021 (resulting in an increase

in Treasury stock of $628 million). At

the
AGM on March 25, 2021, shareholders approved the cancellation of 115 million of the shares purchased

under this buyback program and the cancellation

was
completed in the second quarter of 2021,

resulting in a decrease in Treasury stock of

$3,157 million and a corresponding total decrease in Capital stock,

Additional
paid-in capital and Retained earnings.
Also in March 2021, the Company announced a follow-up share

buyback program of up to $4.3 billion. This buyback program,

which was launched in April 2021, is
being executed on a second trading line on the SIX Swiss

Exchange and is planned to run until the Company’s

AGM in March 2022. Through this follow-up
buyback program, the Company purchased,

in the second quarter of 2021, approximately 15 million shares

,

resulting in an increase in Treasury stock of
$501 million. At the March 2022 AGM, the Company intends to

request shareholder approval to cancel the shares purchased

through this follow-up share buyback
program as well as those shares purchased under the initial

share buyback program that were not proposed for cancellation at the Company’s AGM in March
2021.
In addition to the share buyback programs, the Company purchased

26 million of its own shares on the open market in the first half of 2021, mainly for use in
connection with its employee share plans, resulting in an increase in

Treasury stock of $795 million.

28 Q2

2021

FINANCIAL

INFORMATION
During the first quarter of 2021, the Company delivered, out of treasury stock, 35 million shares in connection with

its Management Incentive Plan.

─
Note 14
Earnings per share
Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during

the period. Diluted earnings per share is
calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were
exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options, and outstanding options and shares granted subject to certain
conditions under the Company’s share-based payment

arrangements.
Basic earnings per share
Six months ended June 30, Three months ended June 30,
($ in millions, except per share data in $)
2021 2020 2021 2020
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 1,290 703 760 378
Loss from discontinued operations, net of tax (36) (8) (8) (59)
Net income 1,254 695 752 319
Weighted-average number of shares outstanding (in

millions)
2,015 2,134 2,016 2,134
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.64 0.33 0.38 0.18
Loss from discontinued operations, net of tax (0.02) 0.00 0.00 (0.03)
Net income 0.62 0.33 0.37 0.15
Diluted earnings per share
Six months ended June 30, Three months ended June 30,
($ in millions, except per share data in $)
2021 2020 2021 2020
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 1,290 703 760 378
Loss from discontinued operations, net of tax (36) (8) (8) (59)
Net income 1,254 695 752 319
Weighted-average number of shares outstanding (in millions) 2,015 2,134 2,016 2,134
Effect of dilutive securities:
Call options and shares 18 3 15 3
Adjusted weighted-average number of shares outstanding

(in millions)
2,033 2,137 2,031 2,137
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.63 0.33 0.37 0.18
Loss from discontinued operations, net of tax (0.02) 0.00 0.00 (0.03)
Net income 0.62 0.33 0.37 0.15

─
Note 15
Reclassifications out of accumulated other comprehensive loss
The following table shows changes in “Accumulated other

comprehensive loss” (OCI) attributable to ABB, by component,

net of tax:
Unrealized gains Pension and
Foreign currency (losses) on other Derivative
translation available-for-sale postretirement instruments
($ in millions)
adjustments securities plan adjustments and hedges Total OCI
Balance at January 1, 2020 (3,450) 10 (2,145) (5) (5,590)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications (386) 18 (89) (6) (463)
Amounts reclassified from OCI 99 (3) 123 2 221
Total other comprehensive (loss)

income
(287) 15 34 (4) (242)
Less:
Amounts attributable to
noncontrolling interests (4) – – – (4)
Balance at June 30, 2020 (3,733) 25 (2,111) (9) (5,828)

29 Q2

2021

FINANCIAL

INFORMATION

Unrealized gains Pension and
Foreign currency (losses) on other Derivative
translation available-for-sale postretirement instruments
($ in millions)
adjustments securities plan adjustments and hedges Total OCI
Balance at January 1, 2021 (2,460) 17 (1,556) (3) (4,002)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications (161) (7) 34 14 (120)
Amounts reclassified from OCI – (1) 37 (14) 22
Total other comprehensive (loss)

income
(161) (8) 71 – (98)
Less:
Amounts attributable to
noncontrolling interests 5 – – – 5
Balance at June 30, 2021
(1)
(2,625) 9 (1,485) (3) (4,104)

(1) Due

to rounding, numbers presented may not add to the totals provided.

The following table reflects amounts reclassified out of OCI in respect of Foreign currency translation adjustments

and Pension and other postretirement plan
adjustments:
Six months ended Three months ended
($ in millions)
Location of (gains) losses June 30, June 30,
Details about OCI components reclassified from OCI 2021 2020 2021 2020
Foreign currency translation adjustments:
Translation loss on solar inverters business (see Note

4)
Other income (expense), net – 99 – –
Amounts reclassified from OCI – 99 – –
Pension and other postretirement plan adjustments:
Amortization of prior service cost (credit) Non-operational pension (cost) credit
(1)
(7) (7) (5) (3)
Amortization of net actuarial loss Non-operational pension (cost) credit
(1)
34 58 23 32
Net gain (loss) from pension settlements and curtailments Non-operational pension (cost) credit
(1)
(2) 108 (2) 108
Total before tax 25 159 16 137
Tax Income tax expense 12 (36) (4) (30)
Amounts reclassified from OCI 37 123 12 107

(1) Amounts

include total credits of $94 million and $97 million for the six and three months ended June 30, 2020, respectively, reclassified from OCI to Income from discontinued
operations.
The amounts in respect of Unrealized gains (losses) on available

-for-sale securities and Derivative instruments and hedges

were not significant for the six and
three months ended June 30, 2021 and 2020.

─
Note 16
Restructuring and related expenses
OS program
From December 2018 to December 2020,

the Company executed a two-year restructuring program with the objective to simplify the Company’s business model
and structure through the implementation of a new organizational structure driven by its businesses. The program resulted

in the elimination of the country and
regional structures within the previous matrix organization, including the elimination of the three regional Executive Committee

roles. The operating businesses are
now responsible for both their customer-facing activities and business support functions, while the remaining Group-level

corporate activities primarily focus on
Group strategy, portfolio and

performance management and capital allocation.

30 Q2

2021

FINANCIAL

INFORMATION
As of December 31, 2020, the Company had incurred substantially all costs related to the OS program.
Liabilities associated with the OS program are included primarily in Other provisions. The following table shows the activity

from the beginning of the program to
June 30, 2021, by expense type:
Employee
Contract settlement,

($ in millions)
severance costs loss order and other costs Total
Liability at January 1, 2018 – – –
Expenses 65 – 65
Liability at December 31, 2018 65 – 65
Expenses

111 1 112
Cash payments

(44) (1) (45)
Change in estimates

(30) – (30)
Exchange rate differences

(3) – (3)
Liability at December 31, 2019 99 – 99
Expenses

119 17 136
Cash payments

(91) (15) (106)
Change in estimates

(10) – (10)
Exchange rate differences

4 – 4
Liability at December 31, 2020 121 2 123
Expenses

10 1 11
Cash payments

(50) (1) (51)
Change in estimates

(5) – (5)
Exchange rate differences

(4) – (4)
Liability at June 30, 2021 72 2 74

The following table outlines the costs incurred in the six and three months ended June 30, 2020, and the cumulative

net costs incurred to December 31, 2020:
Net cost incurred
Cumulative net

Six months ended

Three months ended
cost incurred up to

($ in millions)
June 30, 2020 June 30, 2020 December 31, 2020
Electrification 18 16 85
Motion 5 5 25
Process Automation
(1)
6 6 61
Robotics & Discrete Automation 7 1 18
Corporate and Other

21 11 114
Total

57 39 303

(1) Formerly named the Industrial Automation operating segment.
The Company recorded the following expenses, net of changes

in estimates, under this program:
Cumulative costs
Six months ended Three months ended

incurred up to
($ in millions)
June 30, 2020
(1)
June 30, 2020
(2)
December 31, 2020
Employee severance costs 36 21 255
Estimated contract settlement, loss order and other costs 4 2 18
Inventory and long-lived asset impairments 17 16 30
Total 57 39 303

(1) Of

which $11 million was recorded in Total

cost of sales and $39 million in Other Income (expense), net.
(2) Of

which $8 million was recorded in Total cost of sales and $24 million in Other Income (expense), net.

Other restructuring-related activities
In addition, during 2021 and 2020, the Company executed

various other restructuring-related activities and incurred

the following charges, net of changes in
estimates:

Six months ended June 30, Three months ended June 30,
($ in millions)
2021 2020 2021 2020
Employee severance costs

33 6 13 2
Estimated contract settlement, loss order and other costs 12 12 3 11
Inventory and long-lived asset impairments

2 2 2 1
Total 47 20 18 14

31 Q2

2021

FINANCIAL

INFORMATION

Expenses associated with these activities are recorded in the following line items in the Consolidated Income Statements:
Six months ended June 30, Three months ended June 30,
($ in millions)
2021 2020 2021 2020
Total cost of sales 24 2 10 2
Selling, general and administrative expenses 5 8 3 3
Other income (expense), net 18 10 5 9
Total 47 20 18 14

At June 30, 2021, and December 31, 2020,

$211 million and $233 million,

respectively, were recorded for

other restructuring-related liabilities and were included
primarily in Other provisions.

─
Note 17
Operating segment data
The Chief Operating Decision Maker (CODM) is the Chief Executive

Officer. The CODM allocates

resources to and assesses the performance of each operating
segment using the information outlined below.

The Company is organized into the following segments, based

on products and services: Electrification, Motion,
Process Automation, and Robotics & Discrete Automation.

The remaining operations of the Company are included in

Corporate and Other.

Effective January 1, 2021, the Industrial Automation segment was renamed the Process Automation segment. In addition,

the Company changed its method of
allocating real estate assets to its operating segments whereby these assets are now accounted for directly in the individual operating segment which utilizes the
asset rather than as a cost recharged to the operating segment from Corporate and Other. As a result,

while this change had no impact on segment revenues

or
profits (Operational EBITA), certain

real estate assets previously reported within Corporate and

Other have been allocated to the total segment assets

of each
individual operating segment.

Total assets

at December 31, 2020, has been recast to reflect this

allocation change.
A description of the types of products and services provided by each reportable segment is as follows:
●

Electrification:
manufactures and sells electrical products and solutions

which are designed to provide safe, smart and

sustainable electrical flow from
the substation to the socket. The portfolio of increasingly

digital and connected solutions includes electric vehicle charging infrastructure, renewable
power solutions, modular substation packages, distribution

automation products, switchboard and panelboards, switchgear,

UPS solutions, circuit
breakers, measuring and sensing devices, control products,

wiring accessories, enclosures and cabling systems and

intelligent home and building
solutions, designed to integrate and automate lighting, heating, ventilation,

security and data communication networks.

The products and services are
delivered through six operating Divisions: Distribution Solutions,

Smart Power, Smart Buildings,

E-mobility,

Installation Products and Power Conversion.

●

Motion:

manufactures and sells drives, motors, generators, traction

converters and mechanical power transmission products that

are driving the low-
carbon future for industries, cities, infrastructure and transportation.

These products, digital technology and related services

enable industrial customers
to increase energy efficiency,

improve safety and reliability,

and achieve precise control of their processes. Building

on over 130 years of cumulative
experience in electric powertrains, the Business Area combines domain expertise and technology to deliver the optimum

solution for a wide range of
applications in all industrial segments. In addition, the Business

Area, along with partners, has an unmatched global service

presence. These products
and services are delivered through eight operating Divisions:

Large Motors and Generators, IEC LV

Motors, NEMA Motors, Drive Products, System
Drives, Service, Traction and Mechanical Power

Transmission.

●

Process Automation:

develops and sells a broad range of industry-specific, integrated automation and electrification systems and solutions, as well as
digital solutions, lifecycle services and artificial intelligence applications for the process and hybrid industries. Products and solutions include process
and discrete control technologies, advanced process control software and manufacturing execution systems, sensing, measurement

and analytical
instrumentation, electric ship propulsion systems and large turbochargers.

In addition, the Business Area offers a comprehensive

range of services
ranging from repair to advanced services such as remote monitoring,

preventive maintenance, asset performance management and

cybersecurity
services. The products and services are delivered through

five operating Divisions: Energy Industries, Process Industries,

Marine & Ports,
Turbocharging, and Measurement & Analytics.

●

Robotics & Discrete Automation:

delivers its products, solutions and services through two

operating Divisions: Robotics and Machine Automation.
Robotics includes:

industrial robots, software, robotic solutions and systems,

field services, spare parts, and digital services. Machine Automation specializes in solutions based on its programmable logic controllers

(PLC), industrial PCs (IPC), servo motion, transport systems and machine vision.
Both Divisions offer engineering and simulation software

as well as a comprehensive range of digital solutions.
Corporate and Other:

includes headquarters, the Company’s corporate

real estate activities, Corporate Treasury Operations,

historical operating activities of
certain divested businesses and other non-core operating

activities.
The primary measure of profitability on which the operating

segments are evaluated is Operational EBITA,

which represents income from operations excluding:
●

Amortization expense on intangibles arising upon acquisition (acquisition

-related amortization),

●

restructuring, related and implementation costs,
●

changes in the amount recorded for obligations related to divested businesses occurring after the divestment date (changes in obligations related to
divested businesses),
●

changes in estimates relating to opening balance sheets of acquired businesses (changes in pre-acquisition estimates),

●

gains and losses from sale of businesses (including fair value adjustment on assets and liabilities held for sale),

●

acquisition-

and divestment-related expenses and integration costs,
●

other income/expense relating to the Power Grids joint venture,
●

certain other non-operational items, as well as

●

foreign exchange/commodity timing differences in income

from operations consisting of: (a) unrealized gains and

losses on derivatives (foreign
exchange, commodities, embedded derivatives), (b) realized

gains and losses on derivatives where the underlying hedged

transaction has not yet been
realized, and (c) unrealized foreign exchange movements on receivables/payables

(and related assets/liabilities).
Certain other non-operational items generally includes certain regulatory, compliance and

legal costs, certain other fair value changes and certain

asset
impairments,

as well as other items which are determined by management

on a case-by-case basis.

32 Q2

2021

FINANCIAL

INFORMATION
The CODM primarily reviews the results of each segment

on a basis that is before the elimination of profits made

on inventory sales between segments. Segment
results below are presented before these eliminations, with

a total deduction for intersegment profits to arrive at the

Company’s consolidated Operational EBITA.
Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.
The following tables present disaggregated segment revenues

from contracts with customers,

Operational EBITA, and the reconciliations

of consolidated
Operational EBITA to Income from

continuing operations before taxes for the six and three

months ended June 30, 2021 and 2020, as well as total

assets at
June 30, 2021, and December 31, 2020.
Six months ended June 30, 2021
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

2,266 1,020 1,142 814 6 5,248
The Americas

2,221 1,223 658 224 1 4,327
of which: United States 1,655 1,029 363 161 – 3,208
Asia, Middle East and Africa

1,950 1,047 1,125 642 11 4,775
of which: China 1,053 577 376 483 – 2,489
6,437 3,290 2,925 1,680 18 14,350
Product type

Products 5,557 2,845 800 1,058 10 10,270
Systems 450 – 760 386 8 1,604
Services and other 430 445 1,365 236 – 2,476
6,437 3,290 2,925 1,680 18 14,350
Third-party revenues 6,437 3,290 2,925 1,680 18 14,350
Intersegment revenues 109 227 22 5 (363) –
Total revenues
(2)
6,546 3,517 2,947 1,685 (345) 14,350

Six months ended June 30, 2020
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,842 937 1,126 652 31 4,588
The Americas

1,971 1,115 689 187 2 3,964
of which: United States 1,550 955 445 128 1 3,079
Asia, Middle East and Africa

1,513 797 959 428 13 3,710
of which: China 761 370 268 279 – 1,678
5,326 2,849 2,774 1,267 46 12,262
Product type

Products 4,636 2,444 634 754 41 8,509
Systems 289 – 800 317 5 1,411
Services and other 401 405 1,340 196 – 2,342
5,326 2,849 2,774 1,267 46 12,262
Third-party revenues 5,326 2,849 2,774 1,267 46 12,262
Intersegment revenues
(1)
211 244 70 33 (450) 108
Total revenues
(2)
5,537 3,093 2,844 1,300 (404) 12,370

33 Q2

2021

FINANCIAL

INFORMATION
Three months ended June 30, 2021
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,166 551 579 396 5 2,697
The Americas

1,163 635 368 118 – 2,284
of which: United States 855 535 200 86 – 1,676
Asia, Middle East and Africa

1,021 544 583 316 4 2,468
of which: China 565 313 201 234 – 1,313
3,350 1,730 1,530 830 9 7,449
Product type

Products 2,937 1,496 418 532 3 5,386
Systems 181 – 412 182 6 781
Services and other 232 234 700 116 – 1,282
3,350 1,730 1,530 830 9 7,449
Third-party revenues 3,350 1,730 1,530 830 9 7,449
Intersegment revenues 56 120 10 2 (188) –
Total revenues
(2)
3,406 1,850 1,540 832 (179) 7,449

Three months ended June 30, 2020
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

878 486 549 299 5 2,217
The Americas

940 546 299 84 3 1,872
of which: United States 749 463 198 58 1 1,469
Asia, Middle East and Africa

835 429 500 230 10 2,004
of which: China 478 216 158 160 1 1,012
2,653 1,461 1,348 613 18 6,093
Product type

Products 2,274 1,246 328 367 16 4,231
Systems 177 – 404 160 2 743
Services and other 202 215 616 86 – 1,119
2,653 1,461 1,348 613 18 6,093
Third-party revenues 2,653 1,461 1,348 613 18 6,093
Intersegment revenues
(1)
111 122 34 16 (222) 61
Total revenues
(2)
2,764 1,583 1,382 629 (204) 6,154

(1) Intersegment

revenues until June 30, 2020,

include sales to the Power Grids business which is presented as discontinued operations and therefore these sales are not eliminated from total revenues.
(2) Due

to rounding, numbers presented may not add to the totals provided.

34 Q2

2021

FINANCIAL

INFORMATION
Six months ended

Three months ended
June 30, June 30,
($ in millions)
2021 2020 2021 2020
Operational EBITA:
Electrification 1,103 666 592 348
Motion 614 509 325 279
Process Automation 347 259 192 115
Robotics & Discrete Automation 201 102 96 43
Corporate and Other
‒ Non-core and divested businesses (29) (19) (7) (8)
‒ Stranded corporate costs – (40) – (19)
‒ Corporate costs and Other Intersegment elimination (164) (190) (85) (107)
Total 2,072 1,287 1,113 651
Acquisition-related amortization (129) (130) (64) (65)
Restructuring, related and implementation costs
(1)
(53) (107) (18) (67)
Changes in obligations related to divested businesses (6) (1) (4) (1)
Changes in pre-acquisition estimates (8) – (2) –
Gains and losses from sale of businesses 9 (5) 12 (4)
Fair value adjustment on assets and liabilities held for sale – (19) – –
Acquisition-

and divestment-related expenses and integration costs
(30) (27) (20) (16)
Other income/expense relating to the Power Grids joint venture (19) – (2) –
Foreign exchange/commodity timing differences in

income from operations:
Unrealized gains and losses on derivatives (foreign exchange,

commodities, embedded derivatives) (56) 7 (8) 81
Realized gains and losses on derivatives where the underlying hedged

transaction has not yet been realized 9 (3) 7 1
Unrealized foreign exchange movements on receivables/payables

(and
related assets/liabilities) 28 (11) (6) (9)
Certain other non-operational items:
Costs for divestment of Power Grids – (99) – (55)
Regulatory, compliance and legal

costs
(2) – – –
Business transformation costs
(2)
(39) (12) (19) (5)
Favorable resolution of an uncertain purchase price adjustment – 8 – 8
Certain other fair value changes, including asset impairments 114 58 96 58
Other non-operational items 1 (2) 9 (6)
Income from operations 1,891 944 1,094 571
Interest and dividend income 26 27 15 9
Interest and other finance expense (91) (112) (36) (90)
Non-operational pension (cost) credit 88 71 38 35
Income from continuing operations before taxes 1,914 930 1,111 525

(1) Amount

includes implementation costs in relation to the OS program of $30 million and $14 million for the six and three months ended June 30, 2020, respectively.
(2) Amount

includes ABB Way process transformation costs of $33 million and $18 million for the six and three months ended June 30, 2021, respectively.
Total assets
(1), (2)
($ in millions)
June 30, 2021 December 31, 2020
Electrification 13,098 12,800
Motion 6,771 6,495
Process Automation 4,968 5,008
Robotics & Discrete Automation 4,751 4,794
Corporate and Other 9,833 11,991
Consolidated 39,421 41,088

(1) Total

assets are after intersegment eliminations and therefore reflect third-party assets only.
(2) At

June 30, 2021, and December 31, 2020, respectively, Corporate and Other includes $192 million and $282 million of assets in the Power Grids business which is reported as discontinued operations (see Note 3). In addition, at June 30, 2021, and December 31, 2020,

Corporate and Other includes $1,660 million and $1,710 million, respectively, related to the equity investment in Hitachi ABB Power Grids Ltd (see Note 4).

35 Q2

2021

FINANCIAL

INFORMATION

36 Q2

2021

FINANCIAL

INFORMATION

—
Supplemental Reconciliations and Definitions

The following

reconciliations

and definitions

include

measures

which ABB

uses to

supplement

its Consolidated

Financial

Information

(unaudited)

which is
prepared

in accordance

with United

States

generally

accepted

accounting

principles

(U.S. GAAP).

Certain

of these

financial

measures

are, or

may be,
considered

non-GAAP

financial

measures

as defined

in the

rules of

the U.S.

Securities

and Exchange

Commission

(SEC).

While ABB’s

management

believe

s

that the

non-GAAP

financial

measures

herein are

useful in

evaluating

ABB’s operating

results,

this information

should
be considered

as supplemental

in nature

and not

as a substitute

for the

related

financial

information

prepared

in accordance

with U.S.

GAAP.

Therefore
these measures

should

not be viewed

in isolation

but considered

together

with the

Consolid

ated Financial

Information

(unaudited)

prepared

in accordance
with U.S.

GAAP as

of and for

the six

and three

months

ended June

30, 2021.

On January

1, 2020,

the Company

adopted

a new accounting

update

for the

measurement

of credit

losses

on financial

instruments

.

Consistent

with the
method

of adoption

elected,

comparable

information

has not

been restated

to reflect

the adoption

of this

new standard

and accounting

update

and
continues

to be measured

and reported

under the

accounting

standard

in effect

for those

periods

presented.

Comparable growth rates

Growth rates for certain key figures may be presented and

discussed on a “comparable” basis. The comparable growth

rate measures growth on a constant
currency basis. Since we are a global company,

the comparability of our operating results reported in U.S.

dollars is affected by foreign currency exchange rate
fluctuations. We calculate the impacts from foreign currency fluctuations by translating the current-year periods’ reported key figures into U.S. dollar amounts using
the exchange rates in effect for the comparable periods

in the previous year.
Comparable growth rates are also adjusted for changes in our business portfolio. Adjustments to our business portfolio

occur due to acquisitions, divestments, or
by exiting specific business activities or customer markets.

The adjustment for portfolio changes is calculated

as follows: where the results of any business
acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable periods,

the reported key figures of such
business are adjusted to exclude the relevant key figures of any corresponding quarters which are not comparable

when computing the comparable growth rate.
Certain portfolio

changes which do not qualify as divestments under

U.S. GAAP have been treated in a similar manner to divestments.

Changes in our portfolio
where we have exited certain business activities or customer markets are adjusted as if the relevant business was

divested in the period when the decision to
cease business activities was taken. We do not adjust

for portfolio changes where the relevant business has annualized revenues of less than $50 million.
The following tables provide reconciliations of reported growth rates of certain key figures to their respective comparable

growth rate.

Comparable growth rate reconciliation by Business Area
Q2 2021 compared to Q2 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

35% -7% 0% 28% 23% -6% 0% 17%
Motion 23% -7% 0% 16% 17% -6% 0% 11%
Process Automation 19% -8% 0% 11% 11% -7% 0% 4%
Robotics & Discrete Automation 52% -11% 0% 41% 32% -10% 0% 22%
ABB Group 32% -8% 0% 24% 21% -7% 0% 14%

H1 2021 compared to H1 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

23% -6% 1% 18% 18% -6% 2% 14%
Motion 11% -6% 0% 5% 14% -6% 0% 8%
Process Automation 5% -7% 0% -2% 4% -7% 0% -3%
Robotics & Discrete Automation 25% -9% 0% 16% 30% -10% 0% 20%
ABB Group 18% -7% 0% 11% 16% -6% 1% 11%

37 Q2

2021

FINANCIAL

INFORMATION
Regional comparable growth rate reconciliation
Regional comparable growth rate reconciliation for ABB

Group - Quarter
Q2 2021 compared to Q2 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 33% -10% 0% 23% 22% -10% 0% 12%
The Americas 44% -3% 0% 41% 22% -3% 0% 19%
of which: United States 39% 0% 0% 39% 14% 0% 0% 14%
Asia, Middle East and Africa 25% -9% -1% 15% 23% -9% 1% 15%
of which: China 26% -11% 0% 15% 30% -12% 1% 19%
ABB Group 32% -8% 0% 24% 21% -7% 0% 14%

Regional comparable growth rate reconciliation by Business

Area - Quarter

Q2 2021 compared to Q2 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 44% -11% 0% 33% 29% -10% 0% 19%
The Americas 41% -2% 0% 39% 23% -3% 0% 20%
of which: United States 35% -1% 0% 34% 14% 0% 0% 14%
Asia, Middle East and Africa 20% -9% 0% 11% 18% -9% 1% 10%
of which: China 17% -10% 0% 7% 15% -10% 0% 5%
Electrification 35% -7% 0% 28% 23% -6% 0% 17%

Q2 2021 compared to Q2 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 11% -8% 0% 3% 11% -7% 0% 4%
The Americas 41% -3% 0% 38% 15% -1% 0% 14%
of which: United States 37% 0% 0% 37% 15% 0% 0% 15%
Asia, Middle East and Africa 19% -9% 0% 10% 25% -10% 0% 15%
of which: China 23% -11% 0% 12% 41% -13% 0% 28%
Motion 23% -7% 0% 16% 17% -6% 0% 11%

Q2 2021 compared to Q2 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 7% -9% 0% -2% 3% -9% 0% -6%
The Americas 39% -5% 0% 34% 22% -5% 0% 17%
of which: United States 44% -1% 0% 43% 0% -1% 0% -1%
Asia, Middle East and Africa 22% -8% 0% 14% 14% -7% 0% 7%
of which: China 37% -11% 0% 26% 27% -11% 0% 16%
Process Automation 19% -8% 0% 11% 11% -7% 0% 4%

Q2 2021 compared to Q2 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 60% -13% 0% 47% 27% -11% 0% 16%
The Americas 80% -2% 0% 78% 40% -6% 0% 34%
of which: United States 91% 0% 0% 91% 45% 0% 0% 45%
Asia, Middle East and Africa 32% -11% 0% 21% 37% -11% 0% 26%
of which: China 28% -11% 0% 17% 45% -13% 0% 32%
Robotics & Discrete Automation 52% -11% 0% 41% 32% -10% 0% 22%

38 Q2

2021

FINANCIAL

INFORMATION
Regional comparable growth rate reconciliation for ABB

Group – Year to date
H1 2021 compared to H1 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 21% -8% 0% 13% 14% -8% 0% 6%
The Americas 16% 0% 0% 16% 4% 0% 1% 5%
of which: United States 16% 0% 0% 16% 4% 0% 1% 5%
Asia, Middle East and Africa 29% -10% 0% 19% 48% -12% 2% 38%
of which: China 29% -10% 0% 19% 48% -12% 2% 38%
ABB Group 18% -7% 0% 11% 16% -6% 1% 11%

Regional comparable growth rate reconciliation by Business

Area – Year to date

H1 2021 compared to H1 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 26% -10% 1% 17% 19% -9% 1% 11%
The Americas 23% -1% 0% 22% 12% -1% 1% 12%
of which: United States 19% 0% 0% 19% 6% 0% 0% 6%
Asia, Middle East and Africa 21% -8% 1% 14% 25% -8% 3% 20%
of which: China 35% -11% 0% 24% 36% -11% 0% 25%
Electrification 23% -6% 1% 18% 18% -6% 2% 14%

H1 2021 compared to H1 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 7% -8% 0% -1% 5% -7% 0% -2%
The Americas 21% -2% 0% 19% 9% -1% 0% 8%
of which: United States 19% 0% 0% 19% 7% 0% 0% 7%
Asia, Middle East and Africa 5% -7% 0% -2% 30% -9% 0% 21%
of which: China 22% -11% 0% 11% 54% -13% 0% 41%
Motion 11% -6% 0% 5% 14% -6% 0% 8%

H1 2021 compared to H1 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 12% -10% 0% 2% -1% -9% 0% -10%
The Americas -5% -2% 0% -7% -5% -2% 0% -7%
of which: United States -7% -1% 0% -8% -19% 0% 0% -19%
Asia, Middle East and Africa 4% -6% 0% -2% 15% -6% 0% 9%
of which: China 15% -9% 0% 6% 40% -11% 0% 29%
Process Automation 5% -7% 0% -2% 4% -7% 0% -3%

H1 2021 compared to H1 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 26% -10% 0% 16% 20% -9% 0% 11%
The Americas 27% -1% 0% 26% 19% -2% 0% 17%
of which: United States 29% 0% 0% 29% 25% 0% 0% 25%
Asia, Middle East and Africa 22% -9% 0% 13% 49% -11% 0% 38%
of which: China 22% -10% 0% 12% 72% -14% 0% 58%
Robotics & Discrete Automation 25% -9% 0% 16% 30% -10% 0% 20%

39 Q2

2021

FINANCIAL

INFORMATION
Order backlog growth rate reconciliation
June 30, 2021 compared to June 30, 2020
US$ Foreign
(as exchange Portfolio
Business Area reported) impact changes Comparable
Electrification

13% -4% 0% 9%
Motion 5% -4% 0% 1%
Process Automation 15% -6% 0% 9%
Robotics & Discrete Automation 2% -6% 0% -4%
ABB Group 11% -5% 0% 6%

Other growth rate reconciliations
Q2 2021 compared to Q2 2020
Service orders growth rate Services revenues growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

28% -7% 0% 21% 15% -6% 0% 9%
Motion 25% -8% 0% 17% 8% -6% 0% 2%
Process Automation 25% -9% 0% 16% 14% -8% 0% 6%
Robotics & Discrete Automation 66% -10% 0% 56% 36% -10% 0% 26%
ABB Group 28% -8% 0% 20% 15% -8% 0% 7%

H1 2021 compared to H1 2020
Service orders growth rate Services revenues growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

7% -5% 0% 2% 7% -4% 0% 3%
Motion 11% -6% 0% 5% 10% -6% 0% 4%
Process Automation 10% -7% 0% 3% 2% -6% 0% -4%
Robotics & Discrete Automation 33% -8% 0% 25% 20% -6% 0% 14%
ABB Group 11% -6% 0% 5% 6% -6% 0% 0%

40 Q2

2021

FINANCIAL

INFORMATION
Operational EBITA as

% of operational revenues (Operational EBITA

margin)
Definition
Operational EBITA margin
Operational EBITA margin is Operational

EBITA as a percentage of operational

revenues.
Operational EBITA
Operational earnings before interest, taxes and acquisition

-related amortization (Operational EBITA)

represents Income from operations excluding:

●

acquisition-related amortization (as defined below),

●

restructuring, related and implementation costs,
●

changes in the amount recorded for obligations related to divested businesses occurring after the divestment date (changes in obligations related to
divested businesses),

●

changes in estimates relating to opening balance sheets of acquired businesses (changes in pre-acquisition estimates),

●

gains and losses from sale of businesses (including fair value adjustment on assets and liabilities held for sale),

●

acquisition-

and divestment-related expenses and integration costs,
●

other income/expense relating to the Power Grids joint venture,
●

certain other non-operational items, as well as

●

foreign exchange/commodity timing differences in income

from operations consisting of: (a) unrealized gains and

losses on derivatives (foreign
exchange, commodities, embedded derivatives), (b) realized

gains and losses on derivatives where the underlying hedged

transaction has not yet been
realized, and (c) unrealized foreign exchange movements on receivables/payables

(and related assets/liabilities).

Certain other non-operational items generally includes certain regulatory, compliance and

legal costs, certain other fair value changes and certain

asset
impairments (including impairment of goodwill), as well as

other items which are determined by management on a case-by-case basis.
Operational EBITA is our measure

of segment profit but is also used by management to

evaluate the profitability of the Company as a whole.
Acquisition-related amortization
Amortization expense on intangibles arising upon acquisitions.
Restructuring, related and implementation costs
Restructuring, related and implementation costs consists of restructuring and other related expenses, as well as internal and external costs relating to the
implementation of group-wide restructuring programs.
Other income/expense relating to the Power Grids joint

venture
Other income/expense relating to the Power Grids joint venture consists of amounts recorded in Income from continuing

operations before taxes relating to the
divested Power Grids business including the income/loss under the equity method for the investment in Hitachi ABB

Power Grids Ltd. (Hitachi ABB PG),
amortization of deferred brand income as well as changes in

value of other obligations relating to the divestment.
Operational revenues
The Company presents operational revenues solely for the purpose of allowing the computation of Operational EBITA

margin. Operational revenues are Total
revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses on derivatives,

(ii) realized gains and
losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and
related assets). Operational revenues are not intended to be an alternative measure to Total

revenues, which represent our revenues measured in accordance with U.S. GAAP.
Reconciliation
The following tables provide reconciliations of consolidated

Operational EBITA to

Net Income and Operational EBITA

Margin by business.
Reconciliation of consolidated Operational EBITA

to Net Income
Six months ended June 30, Three months ended June 30,
($ in millions)
2021 2020 2021 2020
Operational EBITA 2,072 1,287 1,113 651
Acquisition-related amortization (129) (130) (64) (65)
Restructuring, related and implementation costs
(1)
(53) (107) (18) (67)
Changes in obligations related to divested businesses (6) (1) (4) (1)
Changes in pre-acquisition estimates (8) – (2) –
Gains and losses from sale of businesses 9 (5) 12 (4)
Fair value adjustment on assets and liabilities held for sale – (19) – –
Acquisition-

and divestment-related expenses and integration costs
(30) (27) (20) (16)
Other income/expense relating to the Power Grids joint venture (19) – (2) –
Certain other non-operational items 74 (47) 86 –
Foreign exchange/commodity timing differences in

income from operations
(19) (7) (7) 73
Income from operations 1,891 944 1,094 571
Interest and dividend income 26 27 15 9
Interest and other finance expense (91) (112) (36) (90)
Non-operational pension (cost) credit 88 71 38 35
Income from continuing operations before taxes 1,914 930 1,111 525
Income tax expense (574) (209) (322) (130)
Income from continuing operations, net of tax 1,340 721 789 395
Income (loss) from discontinued operations, net of tax (36) 5 (8) (49)
Net income 1,304 726 781 346

(1) Amounts

include implementation costs in relation to the OS program of $30 million and $14 million for the six and three months ended June 30, 2020, respectively.

41 Q2

2021

FINANCIAL

INFORMATION
Reconciliation of Operational EBITA

margin by business
Three months ended June 30, 2021
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 3,406 1,850 1,540 832 (179) 7,449
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives (7) (14) 2 – – (19)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (1) – (5) – (1) (7)
Unrealized foreign exchange movements
on receivables (and related assets) 10 3 (1) 2 (1) 13
Operational revenues 3,408 1,839 1,536 834 (181) 7,436
Income (loss) from operations 549 303 190 74 (22) 1,094
Acquisition-related amortization 29 13 1 21 – 64
Restructuring, related and
implementation costs 4 4 10 – – 18
Changes in obligations related to
divested businesses – – – – 4 4
Changes in pre-acquisition estimates 2 – – – – 2
Gains and losses from sale of businesses 1 (1) (13) – 1 (12)
Acquisition-

and divestment-related expenses
and integration costs 12 4 3 – 1 20
Other income/expense relating to the

Power Grids joint venture – – – – 2 2
Certain other non-operational items (9) 1 2 – (80) (86)
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) 4 (2) 2 – 4 8
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (1) 1 (2) (1) (4) (7)
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) 1 2 (1) 2 2 6
Operational EBITA 592 325 192 96 (92) 1,113
Operational EBITA margin (%) 17.4% 17.7% 12.5% 11.5% n.a. 15.0%

In the three months ended June 30, 2021, Certain other non

-operational items in the table above includes the following:
Three months ended June 30, 2021
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Certain other fair values changes,

including asset impairments
(10) – – – (86) (96)
Business transformation costs
(1)
1 – – – 18 19
Other non-operational items – 1 2 – (12) (9)
Total (9) 1 2 – (80) (86)

(1) Amounts

include ABB Way process transformation costs of $18 million for the three months ended June 30, 2021.

42 Q2

2021

FINANCIAL

INFORMATION
Three months ended June 30, 2020
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 2,764 1,583 1,382 629 (204) 6,154
Foreign exchange/commodity timing

differences in total revenues:
Unrealized gains and losses
on derivatives (23) (13) (30) (3) (1) (70)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized – – (1) 1 – –
Unrealized foreign exchange movements
on receivables (and related assets) 23 9 13 6 3 54
Operational revenues 2,764 1,579 1,364 633 (202) 6,138
Income (loss) from operations 305 284 117 18 (153) 571
Acquisition-related amortization 29 13 1 19 3 65
Restructuring, related and
implementation costs 29 9 13 4 12 67
Changes in obligations related to
divested businesses – – – – 1 1
Gains and losses from sale of businesses 4 – – – – 4
Acquisition-

and divestment-related expenses
and integration costs 16 – – – – 16
Certain other non-operational items (7) 4 1 1 1 –
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) (30) (30) (23) (2) 4 (81)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (1) – – 1 (1) (1)
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) 3 (1) 6 2 (1) 9
Operational EBITA 348 279 115 43 (134) 651
Operational EBITA margin (%) 12.6% 17.7% 8.4% 6.8% n.a. 10.6%

In the three months ended June 30, 2020, Certain other non

-operational items in the table above includes the following:
Three months ended June 30, 2020
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Costs for planned divestment of Power Grids – – – – 55 55
Certain other fair values changes,

including asset impairments
– – – – (58) (58)
Business transformation costs 1 4 – 1 (1) 5
Favorable resolution of an uncertain

purchase price adjustment (8) – – – – (8)
Other non-operational items – – 1 – 5 6
Total (7) 4 1 1 1 –

43 Q2

2021

FINANCIAL

INFORMATION
Six months ended June 30, 2021
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 6,546 3,517 2,947 1,685 (345) 14,350
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives 22 13 14 5 4 58
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (1) – (7) (1) (1) (10)
Unrealized foreign exchange movements
on receivables (and related assets) (9) (5) (6) (5) (3) (28)
Operational revenues 6,558 3,525 2,948 1,684 (345) 14,370
Income (loss) from operations 989 568 337 156 (159) 1,891
Acquisition-related amortization 58 26 2 41 2 129
Restructuring, related and
implementation costs 21 5 13 5 9 53
Changes in obligations related to
divested businesses – – – – 6 6
Changes in pre-acquisition estimates 8 – – – – 8
Gains and losses from sale of businesses 4 (1) (13) – 1 (9)
Acquisition-

and divestment-related expenses

and integration costs 18 7 4 – 1 30
Other income/expense relating to the

Power Grids joint venture – – – – 19 19
Certain other non-operational items (15) 1 2 – (62) (74)
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) 29 12 12 1 2 56
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (1) 1 (3) (1) (5) (9)
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) (8) (5) (7) (1) (7) (28)
Operational EBITA 1,103 614 347 201 (193) 2,072
Operational EBITA margin (%) 16.8% 17.4% 11.8% 11.9% n.a. 14.4%

In the six months ended June 30, 2021, Certain other non-operational items in the table above includes the following:
Six months ended June 30, 2021
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Regulatory, compliance and legal

costs
– – – – 2 2
Certain other fair values changes,

including asset impairments
(19) – – – (95) (114)
Business transformation costs
(1)
4 – – – 35 39
Other non-operational items – 1 2 – (4) (1)
Total (15) 1 2 – (62) (74)

(1) Amounts

include ABB Way process transformation costs of $33 million for the six months ended June 30, 2021.

44 Q2

2021

FINANCIAL

INFORMATION
Six months ended June 30, 2020
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 5,537 3,093 2,844 1,300 (404) 12,370
Foreign exchange/commodity timing

differences in total revenues:
Unrealized gains and losses
on derivatives 15 (3) (1) 3 2 16
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 1 – 7 1 (2) 7
Unrealized foreign exchange movements
on receivables (and related assets) (6) (4) (7) (2) 5 (14)
Operational revenues 5,547 3,086 2,843 1,302 (399) 12,379
Income (loss) from operations 504 475 241 50 (326) 944
Acquisition-related amortization 57 26 2 38 7 130
Restructuring, related and
implementation costs 44 11 16 11 25 107
Changes in obligations related to
divested businesses – – – – 1 1
Gains and losses from sale of businesses 5 – – – – 5
Fair value adjustment on assets and liabilities
held for sale 19 – – – – 19
Acquisition-

and divestment-related expenses
and integration costs 27 – – – – 27
Certain other non-operational items (7) 9 1 2 42 47
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) 12 (11) (5) – (3) (7)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (1) – 6 1 (3) 3
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) 6 (1) (2) – 8 11
Operational EBITA 666 509 259 102 (249) 1,287
Operational EBITA margin (%) 12.0% 16.5% 9.1% 7.8% n.a. 10.4%

In the six months ended June 30, 2020, Certain other non-operational items in the table above includes the following:
Six months ended June 30, 2020
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Costs for planned divestment of Power Grids – – – – 99 99
Certain other fair values changes,

including asset impairments
– – – – (58) (58)
Business transformation costs 1 9 – 2 – 12
Favorable resolution of an uncertain

purchase price adjustment (8) – – – – (8)
Other non-operational items – – 1 – 1 2
Total (7) 9 1 2 42 47

45 Q2

2021

FINANCIAL

INFORMATION
Net debt
Definition

Net debt
Net debt is defined as Total

debt less Cash and marketable securities.
Total debt
Total debt is the sum

of Short-term debt and current maturities of long-term

debt, and Long-term debt.
Cash and marketable securities
Cash and marketable securities is the sum of Cash and equivalents,

Restricted cash (current and non-current) and Marketable

securities and short-term
investments.
Reconciliation
($ in millions)
June 30, 2021 December 31, 2020
Short-term debt and current maturities of long-term debt 2,117 1,293
Long-term debt 4,375 4,828
Total debt (gross debt) 6,492 6,121
Cash and equivalents 2,860 3,278
Restricted cash - current 71 323
Marketable securities and short-term investments 1,002 2,108
Restricted cash - non-current 300 300
Cash and marketable securities 4,233 6,009
Net debt 2,259 112

Net debt/Equity ratio
Definition

Net debt/Equity ratio
Net debt/Equity ratio is defined as Net debt divided by

Equity.
Equity
Equity is defined as Total

stockholders’ equity.

Reconciliation
($ in millions, unless otherwise indicated)
June 30, 2021 December 31, 2020
Total stockholders

equity
14,266 15,999
Net debt (as defined above) 2,259 112
Net debt / Equity ratio 0.16 0.01

Net debt/EBITDA ratio
Definition

Net debt/EBITDA ratio
Net debt/EBITDA ratio is defined as Net debt divided by EBITDA.
EBITDA
EBITDA is defined as Income from operations for the trailing twelve months preceding the balance sheet date before depreciation

and amortization for the same
trailing twelve-month period.

Reconciliation
($ in millions, unless otherwise indicated)
June 30, 2021 June 30, 2020
Income from operations for the three months ended:
June 30, 2021/2020 1,094 571
March 31, 2021/2020 797 373
December 31, 2020/2019 578 648
September 30, 2020/2019 71 577
Depreciation and Amortization for the three months ended:
June 30, 2021/2020 230 228
March 31, 2021/2020 227 227
December 31, 2020/2019 229 246
September 30, 2020/2019 231 235
EBITDA

3,457 3,105
Net debt (as defined above) 2,259 7,615
Net debt / EBITDA ratio 0.7 2.5

46 Q2

2021

FINANCIAL

INFORMATION
Net working capital as a percentage of revenues
Definition

Net working capital as a percentage of revenues
Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for

the trailing twelve months.
Net working capital
Net working capital is the sum of (i) receivables, net, (ii) contract assets, (iii) inventories, net, and (iv) prepaid expenses; less

(v) accounts payable, trade, (vi)
contract liabilities, and (vii) other current liabilities (excluding primarily: (a) income taxes payable, (b) current derivative

liabilities, (c) pension and other employee
benefits, (d) payables under the share buyback program and

(e) liabilities related to the divestment of the Power

Grids business); and including the amounts
related to these accounts which have been presented as

either

assets or liabilities held for sale but excluding any amounts included in discontinued operations.
Adjusted revenues for the trailing twelve months
Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding

the relevant balance sheet date adjusted
to eliminate revenues of divested businesses and the estimated impact of annualizing revenues of certain acquisitions

which were completed in the same trailing
twelve-month period.
Reconciliation
($ in millions, unless otherwise indicated)
June 30, 2021 June 30, 2020
Net working capital:
Receivables, net
(1)
7,113 6,150
Contract assets 1,087 1,110
Inventories, net 4,700 4,395
Prepaid expenses 229 256
Accounts payable, trade (4,708) (4,062)
Contract liabilities (1,846) (1,703)
Other current liabilities
(2)
(3,324) (2,869)
Net working capital 3,251 3,277
Total revenues for the three

months ended:
June 30, 2021 / 2020 7,449 6,154
March 31, 2021 / 2020 6,901 6,216
December 31, 2020 / 2019 7,182 7,068
September 30, 2020 / 2019 6,582 6,892
Adjustment to annualize/eliminate revenues of certain acquisitions/divestments – (269)
Adjusted revenues for the trailing twelve months 28,114 26,061
Net working capital as a percentage of revenues (%) 11.6% 12.6%

(1) Amount

excludes receivables related to sales of investments outstanding at June 30, 2021.
(2) Amounts

exclude $705 million and $578 million at June 30, 2021 and 2020, respectively, related primarily to (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits and (d) payables under the share buyback program and (e) liabilities related to the divestment of the Power Grids business.

47 Q2

2021

FINANCIAL

INFORMATION
Free cash flow conversion to net income
Definition
Free cash flow conversion to net income
Free cash flow conversion to net income is calculated as

free cash flow divided by Adjusted net income attributable

to ABB
Adjusted net income attributable to ABB
Adjusted net income attributable to ABB is calculated as net income attributable to ABB adjusted for: (i) impairment of

goodwill, (ii) losses from extinguishment of
debt, and (iii) gain on the sale of the Power Grids business included in discontinued operations.
Free cash flow
Free cash flow is calculated as net cash provided by operating activities adjusted for: (i) purchases of property,

plant and equipment and intangible assets, and (ii)
proceeds from sales of property,

plant and equipment.
Free cash flow for the trailing twelve months
Free cash flow for the trailing twelve months includes free cash flow recorded by ABB in the twelve months preceding

the relevant balance sheet date.
Net income for the trailing twelve months
Net income for the trailing twelve months includes net income recorded by ABB (as adjusted) in the twelve months

preceding the relevant balance sheet date.

Free cash flow conversion to net income
Twelve months to
($ in millions, unless otherwise indicated)
June 30, 2021 December 31, 2020
Net cash provided by operating activities – continuing operations
2,809 1,875
Adjusted for the effects of continuing operations:
Purchases of property, plant and equipment

and intangible assets
(684) (694)
Proceeds from sale of property, plant

and equipment
110 114
Free cash flow from continuing operations 2,235 1,295
Net cash provided by (used in) operating activities – discontinued

operations
(13) (182)
Adjusted for the effects of discontinued operations:
Purchases of property, plant and equipment

and intangible assets
(15) (108)
Proceeds from sale of property, plant

and equipment
– 1
Free cash flow 2,207 1,006
Adjusted net income attributable to ABB
(1)
1,064 478
Free cash flow conversion to net income 207% 210%

(1) Adjusted

net income attributable to ABB for the year ended December 31, 2020, is adjusted to exclude goodwill impairment charges of $311 million, loss from extinguishment of debt of $162 million and the gain on the sale of the Power Grids business included in discontinued operations of $5,141 million.

Reconciliation of the trailing twelve months to June 30,

2021

Continuing operations Discontinued operations
($ in millions)
Net cash
provided by
continuing
operating
activities
Purchases of
property, plant
and equipment
and intangible
assets
Proceeds

from sale of
property, plant
and equipment
Net cash
provided by
(used in)
discontinued
operating
activities
Purchases of
property, plant
and equipment
and intangible
assets
Proceeds

from sale of
property, plant
and equipment
Adjusted net
income
attributable

to ABB
(1)
Q3 2020 398 (129) 41 10 – – (479)
Q4 2020 1,225 (262) 46 (43) (15) – 262
Q1 2021 523 (142) 20 20 – – 526
Q2 2021 663 (151) 3 – – – 755
Total for the trailing
twelve months to
June 30, 2021 2,809 (684) 110 (13) (15) – 1,064

(1) Adjusted

net income attributable to ABB for Q3 2020 is adjusted to exclude goodwill impairment charges of $311 million, and the gain on the sale of the Power Grids business included in discontinued operations of $5,320 million. Q4 2020 is adjusted to exclude the loss from extinguishment of debt of $162 million and the adjustment to the gain on the sale of
Power Grids of $179 million. Q1 2021 is adjusted to exclude the adjustment to the gain on the sale of Power Grids of $24 million. Q2 2021 is adjusted to exclude the adjustment to the gain on the sale of Power Grids of $3 million.

48 Q2

2021

FINANCIAL

INFORMATION
Net finance expenses

Definition

Net finance expenses is calculated as Interest and dividend

income less Interest and other finance expense and Losses

from extinguishment of debt.

Reconciliation
Six months ended June 30, Three months ended June 30,
($ in millions)
2021 2020 2021 2020
Interest and dividend income 26 27 15 9
Interest and other finance expense (91) (112) (36) (90)
Net finance expenses (65) (85) (21) (81)

Book-to-bill ratio
Definition

Book-to-bill ratio is calculated as Orders received divided by

Total revenues.
Reconciliation
Six months ended June 30,
2021 2020
($ in millions, except Book-to-bill presented as a ratio)
Orders Revenues Book-to-bill Orders Revenues Book-to-bill
Electrification 7,224 6,546 1.10 5,858 5,537 1.06
Motion 3,864 3,517 1.10 3,487 3,093 1.13
Process Automation 3,211 2,947 1.09 3,062 2,844 1.08
Robotics & Discrete Automation 1,809 1,685 1.07 1,449 1,300 1.11
Corporate and Other

(incl. intersegment eliminations)
(363) (345) n.a. (456) (404) n.a.
ABB Group 15,745 14,350 1.10 13,400 12,370 1.08

Three months ended June 30,
2021 2020
($ in millions, except Book-to-bill presented as a ratio)
Orders Revenues Book-to-bill Orders Revenues Book-to-bill
Electrification 3,693 3,406 1.08 2,737 2,764 0.99
Motion 1,947 1,850 1.05 1,586 1,583 1.00
Process Automation 1,555 1,540 1.01 1,305 1,382 0.94
Robotics & Discrete Automation 968 832 1.16 638 629 1.01
Corporate and Other

(incl. intersegment eliminations)
(174) (179) n.a. (212) (204) n.a.
ABB Group 7,989 7,449 1.07 6,054 6,154 0.98

49 Q2

2021

FINANCIAL

INFORMATION

—

ABB Ltd
Corporate Communications
P.O. Box

8131
8050

Zurich
Switzerland
Tel: +41

(0)43 317

71 11

www.abb.com

April 7 — June 30, 2021
ABB Ltd announces that the following members of

the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered

shares, call options and warrant appreciation rights (“WARs”),

in the following amounts:
Name Date Description Received * Purchased Sold Price
Peter Voser May 12, 2021 Share 20,089
CHF
28.38
Gunnar Brock May 12, 2021 Share 4,542
CHF
28.38
David Constable May 12, 2021 Share 2,359
CHF
28.38
Frederico Curado May 12, 2021 Share 4,090
CHF
28.38
Lars Förberg May 12, 2021 Share 5,347
CHF
28.38
Jennifer Xin-Zhe Li May 12, 2021 Share 1,993
CHF
28.38
Geraldine Matchett May 12, 2021 Share 2,906
CHF
28.38
David Meline May 12, 2021 Share 2,696
CHF
28.38
Satish Pai May 12, 2021 Share 2,055
CHF
28.38
Jacob Wallenberg May 12, 2021 Share 3,033
CHF
28.38
Peter Terwiesch May 05, 2021 Share 1
CHF
29.74
Peter Terwiesch May 05, 2021 Share 19,999
CHF
29.79
Key:
* Received instruments were delivered as part of the ABB Ltd Director’s or

Executive Committee Member’s compensation as compensation for foregone benefits

SIGNATURES

Pursuant to the requirements of the Securities Exchange

Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD
Date: July 22, 2021. By: /s/ Ann-Sofie Nordh
Name: Ann-Sofie Nordh
Title:
Group Senior Vice President

and

Head of Investor Relations
Date: July 22, 2021. By: /s/ Richard A. Brown
Name: Richard A. Brown
Title:
Group Senior Vice President

and
Chief Counsel Corporate & Finance